CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
5 3⁄8% Senior Notes due 2026	$700,000,000	$81,340

(1)	The filing fee of $81,340 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended, and has been transmitted to the Securities and Exchange Commission in connection with the securities offered from Registration Statement File No. 333-198120 by means of this prospectus supplement.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-198120

Prospectus supplement

(to prospectus dated August 13, 2014)

Newfield Exploration Company

$700,000,000

5 3/8% Senior Notes due 2026

Issue price: 100.000%

Interest payable January 1 and July 1

We are offering $700,000,000 aggregate principal amount of our 5 3/8% Senior Notes due 2026, which will mature on January 1, 2026.

We will pay interest on the notes semi-annually in arrears on each January 1 and July 1, beginning on July 1, 2015. We may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to, but not including, the date of redemption. On or after October 1, 2025, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the redemption date. The redemption provisions are more fully described in this prospectus supplement under “Description of the notes — Optional redemption.”

The notes will be our senior unsecured obligations, will rank equally with all of our other existing and future senior indebtedness, and will rank senior to any of our future subordinated obligations. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing such debt and will be structurally subordinated to all existing and future indebtedness of our subsidiaries. The notes will initially not be guaranteed by any of our subsidiaries.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Investing in the notes involves risks. See “Risk factors” beginning on page S-18 of this prospectus supplement and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public Offering Price(1)	100.000%	$700,000,000

Underwriting Discounts	1.250%	$8,750,000

Proceeds to Us Before Expenses(1)	98.750%	$691,250,000

(1)	Plus accrued interest from March 10, 2015, if settlement occurs after that date.

We expect to deliver the notes to purchasers in book-entry form only, through the facilities of The Depository Trust Company, Clearstream Banking S.A. and Euroclear Bank S.A./N.V., as operator of the Euroclear System, on or about March 10, 2015 against payment therefor in immediately available funds.

Joint Book-Running Managers

J.P. Morgan	Wells Fargo Securities	MUFG
Scotiabank	US Bancorp	Goldman, Sachs & Co.

Co-Managers

SMBC Nikko	Credit Suisse	BMO Capital Markets
CIBC	Mizuho Securities	Fifth Third Securities
SOCIETE GENERALE	RBC Capital Markets	Barclays

March 5, 2015

You should rely only on the information incorporated by reference or provided in this prospectus supplement or in the accompanying prospectus or in a free writing prospectus provided by us. We have not, and the underwriters have not, authorized anyone else to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer is not permitted.

You should not assume that the information contained or incorporated by reference in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date of those documents. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

Prospectus supplement

Prospectus

S-i

About this prospectus supplement

This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of the offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the offering. If information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should carefully read this prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein by reference in their entirety. You should pay special attention to “Risk factors” beginning on page S-18 of this prospectus supplement and on page 3 of the accompanying prospectus to determine whether an investment in the notes is appropriate for you. For purposes of this prospectus supplement and the accompanying prospectus, unless otherwise indicated or the context otherwise requires, references to “Newfield”, “we”, “us”, “our” or the “Company” are to Newfield Exploration Company and its subsidiaries, except that in the section entitled “Description of the Notes”, such terms refer only to Newfield Exploration Company and not any of its subsidiaries. Unless otherwise noted, capitalized terms used in this prospectus supplement have the same meanings as used in the accompanying prospectus.

Forward-looking statements

This prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts included in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein are forward looking statements, including information relating to anticipated future events or results, such as planned capital expenditures, the availability and sources of capital resources to fund capital expenditures, estimates of reserves, projected production, estimates of operating costs, our commodity price outlook, planned exploratory or development drilling, projected cash flows and liquidity, the redemption of our 2020 Notes (as defined herein), business strategy and other plans and objectives for future operations. Forward-looking statements are typically identified by use of terms such as “may,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “target,” “goal,” “plan,” “should,” “will,” “predict,” “potential” and similar expressions that convey the uncertainty of future events or outcomes. Although we believe that the expectations reflected in such forward-looking statements are reasonable, this information is based upon assumptions and anticipated results that are subject to numerous uncertainties and risks. Actual results may vary significantly from those anticipated due to many factors, including:

•	fluctuations in oil, natural gas and natural gas liquids (NGL) prices;

•	the availability and volatility of the securities, capital or credit markets and the cost of capital to fund our operations and business strategies;

•	the accuracy of and fluctuations in our reserves estimates due to sustained low commodity prices, interest assumptions and other causes;

•	ability to develop existing reserves or acquire new reserves;

•	the timing and our success in discovering, producing and estimating reserves;

•	sustained decline in commodity prices could result in writedown of assets;

•	operating hazards inherent in the exploration for and production of oil and natural gas;

•	general economic, financial, industry or business trends or conditions;

•	the impact of, and changes in, legislation, law and governmental regulations, including those related to hydraulic fracturing, climate change and over-the-counter derivatives;

•	land, legal, regulatory, and ownership complexities inherent in the U.S. oil and gas industry;

•	the impact of regulatory approvals;

•

the ability and willingness of current or potential lenders, derivative contract counterparties, customers and working interest owners to fulfill their obligations to us or to enter into transactions with us in the future on terms that are acceptable to us;

•	the prices and quantities of commodities reflected in our commodity derivative arrangements as compared to the actual prices or quantities of commodities we produce or use;

•	the volatility and liquidity in the commodity futures and commodity and financial derivatives markets;

•	drilling risks and results;

•	the prices and availability of goods and services;

•	the cost and availability of drilling rigs and other support services;

•	global events that may impact our domestic and international operating contracts, markets and prices;

•	labor conditions;

•	weather conditions;

•	environmental liabilities that are not covered by an effective indemnity or insurance;

•	competitive conditions;

•	terrorism or civil or political unrest in a region or country;

•	our ability to monetize non-strategic assets, pay debt and the impact of changes in our investment ratings;

•	electronic, cyber or physical security breaches;

•	changes in tax rates;

•	inflation rates;

•	financial counterparty risk;

•	the effect of worldwide energy conservation measures;

•	the price and availability of, and demand for, competing energy sources;

•	the availability (or lack thereof) of acquisition, disposition or combination opportunities; and

•	the other factors affecting our business described in “Risk Factors” in our Annual Report on Form 10-K, which is incorporated by reference in this prospectus supplement.

Should one or more of the risks described above occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements. All forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein, as well as all other written and oral forward-looking statements attributable to us. or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference herein. These factors are not necessarily all of the important factors that could affect us and the information contained in this prospectus supplement and the documents incorporated by reference into this prospectus supplement identify additional factors that could affect our operating results and performance. Use caution and common sense when considering these forward-looking statements. Unless securities laws require us to do so, we do not undertake any obligation to publicly correct or update any forward-looking statements whether as a result of changes in internal estimates or expectations, new information, subsequent events or circumstances or otherwise.

Summary

This summary highlights information contained elsewhere in this prospectus supplement or the accompanying prospectus or in documents incorporated by reference herein or therein. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein in their entirety for a better understanding of the offering. You should read “Risk factors” beginning on page S-18 of this prospectus supplement and on page 3 of the accompanying prospectus for more information about important factors that you should consider before buying notes in the offering.

Newfield Exploration Company

Newfield Exploration Company is an independent energy company engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids. We are a Delaware corporation, incorporated in 1988, that has been publicly traded on the New York Stock Exchange (the “NYSE”) since 1993 and included in the S&P 500 Index since 2010.

•	Our focus is on select, U.S. onshore, liquids-rich basins characterized by multiple, stacked geologic horizons.

•

We believe we have established a multi-year, oil and liquids-rich drilling inventory and have identified approximately 14,000 gross potential locations across our domestic leasehold as of year-end 2014.

•

Our most significant growth area over the past several years is the Anadarko Basin of Oklahoma, where we have nearly 300,000 net acres. At year-end 2014, this region comprised 28% of our proved reserves and over the fourth quarter of 2014, produced approximately 40% of our average production.

•	Since 2012, we have increased production, reserves and discretionary cash flow at compound average growth rates of 21%, 12% and 39%, respectively, when adjusted for asset sales(1).

Our principal areas of operation are oil and liquids-rich resource plays in the Mid-Continent, Rocky Mountains and onshore Gulf Coast regions of the United States. In addition, we have offshore oil developments in China. Important characteristics about our 2014 year-end proved reserves and production include:

•	645 MMBOE year-end 2014 proved reserves, of which, approximately 96% were located onshore United States, 58% were liquids and 52% were proved developed;

•	$8.8 billion of pre-tax present value (discounted at 10%) (“PV-10”) of proved reserves at year-end 2014(2); and

•	138 MBOEPD of average daily production in the fourth quarter of 2014 (60% liquids).

(1)	Discretionary cash flow, which we define as net cash provided by operating activities before changes in working capital, and certain adjustments for asset sales, may be considered non-GAAP financial measures by the SEC. Please read “—Summary reserve and operating data—Adjustments for asset sales.”

(2)	PV-10 (as defined) is considered a non-GAAP financial measure by the SEC. Please read “—Summary reserve and operating data” for a reconciliation to the nearest comparable GAAP measure.

The table below provides a summary of selected information regarding our U.S. properties and our gross identified potential drilling locations as of December 31, 2014:

	As of December 31, 2014
Domestic Areas	Net Acres	Proved Reserves (MMBOE)	Gross Identified Potential Locations(1)
Anadarko Basin horizontal	295,000	181	5,446
Uinta Basin horizontal	65,000	48	2,242
Uinta Basin conventional	160,000	163	2,929
Williston Basin horizontal	40,000	69	460
Arkoma Basin horizontal	146,000	113	2,727
Other	553,000	48	270

Total	1,259,000	622	14,074

(1)	The drilling locations and resource recovered will depend on the availability of capital, regulatory approvals, commodity prices, costs, actual drilling results and other factors. Any drilling activities we are able to conduct on these identified locations may not be successful and may not result in our adding additional volumes to our existing proved reserves. The total includes locations attributable to our proved, probable and possible reserves as well as our unproven properties.

Our 2014 highlights

During 2014, Newfield successfully executed on several operational and financial initiatives. Our stock was the number two performing exploration and production company stock in both the S&P 500 Index and the Philadelphia Stock Exchange SIG Oil Exploration & Production Index based on stock price appreciation, excluding dividends. Highlights from the year include:

•	14% year-over-year increase in total proved reserves to 645 MMBOE (when adjusted for 2014 asset sales of 49 MMBOE);

•	18% increase in total PV-10 to $8.8 billion as compared to year-end 2013 (when adjusted for $608 million of asset sales on a PV-10 basis(1));

•	29% year-over-year increase in daily production to 125 MBOEPD(2) (when adjusted for asset sales comprising 36 MBOEPD);

•	Average fourth quarter 2014 daily production increased in the Anadarko Basin to approximately 54 MBOEPD;

•	7% decrease in average domestic lease operating expenses, on a per barrel basis as compared to 2013;

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Approximately $1.5 billion of non-strategic asset divestments during 2014, with proceeds used to fund a portion of our 2014 capital expenditures and redeem $600 million of 7 1/8% senior subordinated notes due 2018;

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Proactively mitigated commodity price exposure before crude oil and natural gas prices declined significantly in the third and fourth quarter of 2014, and, as a result, have a derivatives portfolio valued at approximately $800 million as of February 20, 2015; and

•	Commenced production in our oil development field, LF7-2, located offshore China.

(1)	PV-10 (as defined) is considered a non-GAAP financial measure by the SEC. Please read “—Summary reserve and operating data” for a reconciliation to the nearest comparable GAAP measure.

(2)	Includes 8.5 Bcf (3.9 MBOEPD) of natural gas produced and consumed in operations.

Our strategy

Our primary, long-term goal is to deliver stockholder value through consistent growth of cash flow, production and reserves. Over the past several years, we have refined our asset base and focused our investments on oil and liquids-rich resource plays in the United States. Key components of our business strategy include:

•	focusing on organic opportunities through disciplined capital investments;
•	continuously improving operations and returns;
•	preserving a strong and flexible capital structure;
•	maintaining a diverse asset base with ongoing portfolio management;
•	executing select, strategic acquisitions and divestitures; and
•	attracting and retaining quality employees who are aligned with stockholders’ interests.

Our 2015 outlook

Until the last six months, crude oil prices have been reasonably stable, with NYMEX WTI averaging approximately $95 per barrel over the past four years. During this time period, relatively easy access to low-cost capital and advances in horizontal drilling and fracture stimulations led to significant growth in U.S. oil supply. U.S. production in October 2014 surpassed 9 million barrels a day, a level not seen since the mid-1980s. As a result of increased U.S. production as well as other global supply and demand factors, crude oil prices declined by nearly 50% during the fourth quarter of 2014. As of February 20, 2015, NYMEX WTI was approximately $50 per barrel and the three-year forward curve for NYMEX WTI was $61.37 per barrel. In light of the foregoing, most exploration and production companies, including Newfield, have announced, or are expected to announce, significant reductions in capital spending and drilling programs.

Given the uncertainty regarding the timing and magnitude of a recovery of crude oil prices, we have reduced planned capital spending in 2015 by approximately 40% compared to 2014 levels, to $1.2 billion (excluding approximately $120 million of expected capitalized interest and direct internal costs). At this investment level, we expect capital expenditures and cash flows for 2015 to be relatively balanced.

In light of the current market, our primary goals during the next 12 months include:

•	preserving liquidity and financial strength;
•	limiting new borrowings and balancing capital investments with cash flows;
•	high-grading investments based on rates of return;
•	implementing a plan to reduce gross general and administrative expenses by 10% to 15%; and
•	implementing a plan to reduce domestic per unit lease operating costs by approximately 5% to 15%.

Our 2015 domestic production, at the mid-point, is expected to be about 48.5 MMBOE, up 8% when adjusted for asset sales during 2014. Including oil production from our recent Pearl development, offshore China, our total company production is expected to increase 18% year-over-year, adjusted for asset sales during 2014.

Our estimated 2015 capital expenditure budget for our strategic plays and our estimated 2015 production by business unit are shown below:

We are planning to reduce our activity levels in lower-return “held-by-production” areas across our portfolio, allowing for increased investment in the higher-return Anadarko Basin of Oklahoma. Approximately 70% of our planned capital investments in 2015 will be allocated to the Anadarko Basin, which is characterized by resilient economics at lower prices and a deep inventory of drilling opportunities in the SCOOP, STACK and Springer plays. We expect the ongoing reduction of service costs to further enhance returns in these plays. As such, we have elected to significantly slow down our investments in the Uinta Basin, Williston Basin and Eagle Ford plays.

We currently expect to fund 2015 investments through cash flows from operations (inclusive of realized derivative contract gains and losses) and borrowings under our credit facility, as needed. At year-end 2014, more than 85% of our expected 2015 domestic crude oil production was subject to derivative instruments intended to manage the variability associated with future changes in commodity prices.

Our properties

We have strategically focused on onshore resource plays in the United States. Our domestic plays represent approximately 96% of our proved reserves at year-end 2014. The remaining 4% of our proved reserves are attributable to our offshore developments in China.

Mid-Continent

Approximately 46% of our proved reserves are located in our Mid-Continent region. Our assets are comprised of more than 400,000 net acres in the Anadarko and Arkoma basins where we have over a decade of experience developing the Woodford Shale.

Anadarko Basin.     We have about 300,000 net acres in the Anadarko Basin. As of December 31, 2014, we had drilled approximately 138 wells in the Anadarko Basin, with wells yielding high volumes of oil and natural gas liquids. Our average net production in the fourth quarter of 2014 was approximately 54,000 BOEPD (27% oil and 34% NGLs), an increase of 118% compared to the fourth quarter of 2013.

Arkoma Basin.    We have significant dry gas production from the Arkoma Basin. The area represents approximately 18% of our total consolidated proved reserves. Our investment levels in this area have been significantly curtailed due to low natural gas prices over the past several years. As of December 31, 2014, we had approximately 146,000 net acres in the Arkoma Basin and our net production for the fourth quarter of 2014 was approximately 18,000 BOEPD (99% dry gas). Substantially all of our acreage in this region is held by production.

Rocky Mountains

Approximately 43% of our proved reserves at year end 2014 are located in the Rocky Mountains region. We are assessing and developing our Rocky Mountains region, which is comprised of more than 250,000 net acres in the Williston Basin of North Dakota and Montana as well as the Uinta Basin of Utah. Our assets are primarily oil and are characterized by long-lived production.

Williston Basin.     We have approximately 92,000 net acres in the Williston Basin, of which approximately 40,000 acres are being developed in the Bakken and Three Forks plays of North Dakota. Our activities are currently focused on development and we are drilling multi-well pads with lateral lengths as long as 10,000 feet. Fourth quarter 2014 net production averaged approximately 20,000 BOEPD (74% oil and 10% NGLs), representing an increase of 47% compared to the fourth quarter of 2013.

Uinta Basin.    We have approximately 225,000 net acres in the Uinta Basin, and our operations can be divided into two areas: the Greater Monument Butte Unit (the “GMBU”) waterflood and an area to the north and adjacent to the GMBU that we refer to as the Central Basin. Our net production from the Uinta Basin during the fourth quarter of 2014 averaged approximately 25,000 BOEPD (78% oil and 3% NGLs). As of December 31, 2014, we have drilled a combination of 83 vertical and horizontal wells in the Central Basin to hold our acreage. Overall production in the Uinta Basin grew 11% in the fourth quarter of 2014 compared to the fourth quarter of 2013.

Onshore Gulf Coast

About 7% of our proved reserves are located in the onshore Gulf Coast region. We have approximately 25,000 net acres currently in development, most of which are located primarily in Dimmit and Atascosa counties in Texas. Our acreage in the Eagle Ford play produced approximately 11,000 BOEPD (52% oil and 24% NGLs) during the fourth quarter of 2014.

China

Approximately 23 MMBOE, or 4%, of our proved reserves are located in China. Our Pearl facility, located in the South China Sea, is currently producing oil from three wells. An additional four wells are planned that will require net capital investments in 2015 of approximately $40 million. The Pearl facility is expected to reach peak production by mid-2015. Previously, our China assets were included in discontinued operations as they were being marketed for sale. In December 2014, after not being able to obtain an acceptable offer for our China business due to the substantial decline in commodity prices, we decided to retain the assets. Accordingly, the China business was reclassified to continuing operations during the fourth quarter of 2014.

Other

Over the last several years, we slowed our activities in our conventional natural gas plays and have sold numerous non-strategic assets. As of December 31, 2014, our conventional onshore plays in Texas produced approximately 5,700 BOEPD, consisting of 200 BOPD of oil, 300 BOEPD of NGLs and 31 MMcf/d of natural gas. We expect our production in these conventional plays to continue to experience natural declines in 2015 due to limited investment.

Divestitures

Over the last three years, we have divested over $2 billion of non-strategic assets in order to re-align our strategic focus toward liquids-rich resource plays in the United States, reduce overall debt and enhance liquidity. In conjunction with our continued portfolio management strategy, we sold or closed the sale of certain assets in 2014 as described below.

Granite Wash.    In September 2014, we closed on the sale of our Granite Wash assets, located primarily in Texas, for approximately $588 million (subject to customary purchase price adjustments). We used proceeds from the Granite Wash sale to redeem outstanding debt.

Malaysia.     In February 2014, Newfield International Holdings, Inc., a wholly-owned subsidiary of the Company, closed the sale of our Malaysia business to SapuraKencana Petroleum Berhad, a Malaysian public company, for $898 million. We used proceeds from the sale of our Malaysia business to fund capital expenditures during 2014.

Recent developments

Revolving credit facility amendment

On March 5, 2015, we closed an amendment to our revolving credit facility that extends the maturity from June 2018 to June 2020 and increases the total borrowing capacity from $1.4 billion to $1.8 billion. As of March 4, 2015, we had no borrowings outstanding under our revolving credit facility or under our money market lines of credit, resulting in a remaining total borrowing capacity of approximately $1.6 billion before giving effect to the amendment or approximately $2.0 billion after giving effect to the amendment.

February 2015 equity offering

On March 3, 2015, we closed an underwritten offering of 25,300,000 shares of our common stock (the “Equity Offering”) for which we received net proceeds of approximately $814.9 million after deducting estimated offering expenses. We used approximately $683.5 million of the net proceeds from the Equity Offering to repay amounts outstanding under our revolving credit facility and money market lines of credit and will use the remainder for general corporate purposes.

Corporate information

Our corporate headquarters are located at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, and our telephone number is (281) 210-5100. Through our website, www.newfield.com, you can access electronic copies of our governing documents free of charge, including our Board of Directors’ Corporate Governance Guidelines and the charters of the committees of our Board of Directors. In addition, through our website, you can access the documents we file with the SEC, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and all amendments thereto, as soon as reasonably practicable after we file or furnish them. You also may request printed copies of our SEC filings or governance documents, free of charge, by writing to our corporate secretary at the address on the cover of this report. Information contained on our website is not incorporated herein by reference and should not be considered part of this prospectus supplement or the accompanying prospectus.

The offering

The following summary is provided solely for your convenience. This summary is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus supplement. For a more detailed description of the notes and definitions of some of the terms used in this summary, see “Description of the notes” elsewhere in this prospectus supplement and “Description of debt securities” in the accompanying prospectus.

Issuer	Newfield Exploration Company

Securities offered	$700,000,000 aggregate principal amount of 5 3/8% senior notes due 2026.

Maturity date	January 1, 2026.

Interest	5 3/8% per annum, payable semi-annually in arrears on each January 1 and July 1, commencing July 1, 2015. Interest will accrue from March 10, 2015.

Ranking	The notes will be our senior unsecured obligations. The notes will rank equally in right of payment with all of our other existing and future senior indebtedness and will rank senior to all of our future subordinated obligations. The notes will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing such debt and will be structurally subordinated to all existing and future indebtedness of our subsidiaries.

As of December 31, 2014, after giving effect to the Equity Offering, the application of the net proceeds therefrom to reduce borrowings under our revolving credit facility and money market lines of credit, the issuance and sale of the notes and application of the net proceeds from this offering, along with cash on hand, to redeem all of our 6 7/8% senior subordinated notes due 2020 (the “2020 Notes”) and the amendment to our revolving credit facility, we would have had approximately $2.450 billion of long-term indebtedness outstanding (excluding indebtedness of our subsidiaries) and approximately $2.0 billion available under our revolving credit facility and money market lines of credit (which we refer to collectively herein as our credit arrangements). At December 31, 2014, our subsidiaries had no outstanding indebtedness for borrowed money and approximately $873.0 million of other liabilities, excluding intercompany liabilities and deferred revenues.

Optional redemption	Prior to October 1, 2025, we may redeem, at our option, all or part of the notes at a make-whole redemption price plus accrued and unpaid interest to, but not including, the redemption date.

On or after October 1, 2025, we may redeem all or part of the notes at our option at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, to, but not including, the redemption date. See “Description of the notes—Optional redemption”.

Certain covenants	We will issue the notes under an indenture containing covenants for the benefit of noteholders. These covenants restrict us from taking certain actions,

including, but not limited to, creating certain liens securing debt, entering into certain sale-leaseback transactions and engaging in certain merger, consolidation and asset sale transactions.

The terms of the indenture do not limit our ability to incur additional indebtedness, senior or otherwise. See “Description of the notes—Certain covenants”.

Change of control	If a change of control triggering event occurs, we may be required to offer to purchase all outstanding notes at a price of 101% of the principal amount thereof plus accrued and unpaid interest. See “Description of the notes—Change of control”.

Use of proceeds	We intend to use the net proceeds from this offering of approximately $689.6 million, along with cash on hand, to redeem all $700 million outstanding aggregate principal amount of our 2020 Notes. Please read “Use of proceeds” in this prospectus supplement.

Risk factors	An investment in the notes involves certain risks that you should carefully evaluate prior to making an investment. See “Risk factors” beginning on page S-18 of this prospectus supplement and on page 3 of the accompanying prospectus.

Summary selected financial data

We derived the summary selected historical financial data as of and for the years ended December 31, 2013 and December 31, 2014 from our audited financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the historical financial statements and the accompanying notes incorporated by reference in this prospectus supplement.

	Year Ended December 31,
(in millions)	2014	2013

Income statement data:(1)
Oil, gas and NGL revenues	$2,288	$1,857

Operating expenses:
Lease operating	321	284
Transportation and processing	174	137
Production and other taxes	111	79
Depreciation, depletion and amortization	870	685
General and administrative	222	219
Other	15	3

Total operating expenses	$1,713	$1,407

Income from operations	575	450

Other income (expenses):
Interest expense	(200)	(205)
Capitalized interest	53	53
Commodity derivative income (expense)	610	(97)
Other, net	(6)	—

Total other income (expenses)	$457	$(249)

Income (loss) before income taxes	1,032	201

Income tax provision (benefit):
Current	5	(2)
Deferred	377	130

Total income tax provision (benefit)	$382	$128

Income (loss) from continuing operations	650	73
Income (loss) from discontinued operations, net of tax	250	74

Net income (loss)	$900	$147

Balance sheet data (at end of period):
Working capital	$(161)	$(389)
Oil and gas properties, net	8,232	8,101
Total assets	9,598	9,321
Total long-term debt	2,892	3,694
Total stockholders’ equity	3,893	2,956

Other financial data:
Net cash provided by operating activities	$1,387	$1,445
Net cash used in investing activities	(660)	(2,058)
Net cash provided by (used in) financing activities	(808)	620
EBITDA(2)	2,476	1,458
Adjusted EBITDA(2)	1,482	1,658

(1)	Represents continuing operations (excludes Malaysia).

(2)	Non-GAAP financial measures

EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA is defined as income from operations before net interest expense, dividends, income taxes, depreciation, depletion and amortization. Adjusted EBITDA is defined as EBITDA before ceiling test and other impairments, non-cash stock-based compensation expense and the net unrealized gain or loss on commodity derivatives. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing the utility of these measures. These measures are calculated as follows:

	Year Ended December 31,
(in millions)	2014	2013
Net income (loss)	$900	$147
Adjustments to derive EBITDA:
Interest expense, net of capitalized interest	147	152
Income tax provision (benefit)	526	229
Depreciation, depletion and amortization	903	930

EBITDA	$2,476	$1,458

Adjustments to derive Adjusted EBITDA:
Non-cash stock-based compensation expense	28	43
Net unrealized (gain) loss on commodity derivatives	(649)	157
Gain on sale of Malaysia business	(373)	—

Adjusted EBITDA	$1,482	$1,658

EBITDA and Adjusted EBITDA are used as supplemental financial measures by our management and by external users of financial statements such as investors, commercial banks, research analysts and rating agencies, to assess:

•

the financial performance of our assets without regard to financing methods, capital structures, the ability of our assets to generate cash sufficient to pay interest and support our indebtedness, historical costs and changes in the market value of our commodity derivatives;

•	our operating performance and return on capital as compared to those of other companies, without regard to financing and capital structure; and

•	the viability of projects and the overall rates of return on alternative investment opportunities.

EBITDA and Adjusted EBITDA should not be considered alternatives to net income or income from operations, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. generally accepted accounting principles (GAAP). These non-GAAP financial measures are not intended to represent GAAP-based cash flows.

We have reconciled our EBITDA and Adjusted EBITDA amounts to our consolidated net cash provided by operating activities.

	Year Ended December 31,
(in millions)	2014	2013
EBITDA	$2,476	$1,458
Adjustments to derive Adjusted EBITDA:
Non-cash stock-based compensation expense	28	43
Net unrealized (gain) loss on commodity derivatives	(649)	157
Gain on sale of Malaysia business	(373)	—

Adjusted EBITDA	$1,482	$1,658

Adjustments to reconcile Adjusted EBITDA to net cash provided by operating activities:
Interest expense, net of capitalized interest	(147)	(152)
Current income tax provision	(17)	(86)
Changes in operating assets and liabilities	48	11
Other non-cash items	21	14

Net cash provided by operating activities	$1,387	$1,445

Summary reserve and operating data

The following table sets forth certain information with respect to our historical proved reserves as of December 31, 2014. All reserve information in this prospectus supplement is based on estimates prepared by our internal petroleum engineering staff and is the responsibility of management. The reserve volumes and values were determined using the methods prescribed by the SEC.

	As of December 31, 2014
	Oil and Condensate (MMBbls)	Natural Gas (Bcf)	NGLs (MMBbls)	Total (MMBOE)

Proved Developed Reserves:
Domestic	135	938	38	329
China	9	—	—	9

Total Proved Developed	144	938	38	338

Proved Undeveloped Reserves:
Domestic	143	669	38	293
China	14	—	—	14

Total Proved Undeveloped	157	669	38	307

Total Proved Reserves	301	1607	76	645

Our total proved reserve PV-10 as of December 31, 2014 increased by 18% to $8.8 billion(1) as compared to year-end 2013 (when adjusted for $608 million of assets sales on a PV-10 basis).

(1)	PV-10 is a non-GAAP financial measure and generally differs from the standardized measure of discounted future net cash flows (the most directly comparable measure calculated and presented under U.S. generally accepted accounting principles), because it does not include the effects of income taxes on future net revenues. Neither PV-10 nor the standardized measure represents an estimate of the fair market value of our crude oil and natural gas properties. We and others in the oil and natural gas industry use PV-10 as a measure to compare the relative size and value of proved reserves held by companies without regard to the specific income tax characteristics of such entities. The table below reconciles the PV-10 value of our reserves to the standardized measure.

(in millions)	Domestic	China	Total
Proved reserve PV-10 value	$7,723	$1,064	$8,787
Present value of future income tax expense	2,393	182	2,575

Standardized measure of discounted future net cash flows	$5,330	$882	$6,212

Adjustments for asset sales

We have presented certain growth figures net of our assets sales (other than certain immaterial sales), including production, proved reserves and operating cash flow. The following tables reflect the impact of asset sales on those growth figures. We believe that by excluding the effects of asset sales when measuring growth, the resulting figures better reflect, and provide a more meaningful representation of, the performance of our current business and core assets.

	Year ended December 31, 2012	Year ended December 31, 2013				Year ended December 31, 2014
	Total Oil Equivalents (MMBOE)	Crude Oil and Condensate (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total Oil Equivalents (MMBOE)	Crude Oil and Condensate (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total Oil Equivalents (MMBOE)
Production – continuing operations	40.6	14.9	5.2	124.0	40.7	19.0	8.2	126.6	48.4
Production – discontinued operations	9.3	7.6	—	—	7.6	0.8	—	—	0.8

Total consolidated production	49.9	22.5	5.2	124.0	48.3	19.8	8.2	126.6	49.2

Less: production attributable to assets sold:
Gulf of Mexico	2.4	—	—	—	—	—	—	—	—
Granite Wash	7.3	0.8	1.5	19.8	5.6	0.3	0.8	10.6	2.9
Malaysia – discontinued operation	9.3	7.5	—	0.5	7.6	0.8	—	—	0.8

Total production attributable to assets sold	19.0	8.3	1.5	20.3	13.2	1.1	0.8	10.6	3.7

Consolidated production net of production attributable to assets sold	30.9	14.2	3.7	103.7	35.2	18.7	7.4	116.0	45.5

Domestic		14.2	5.2	124.0	40.0	18.5	8.2	126.6	47.9
China		0.7			0.7	0.5			0.5

Total continuing operations		14.9	5.2	124.0	40.7	19.0	8.2	126.6	48.4

	Year ended December 31,
Domestic production (MMBOE)	2013	2014
Domestic production	40.0	47.9
Less: production attributable to assets sold:
Gulf of Mexico	—	—
Granite Wash	5.6	2.9

Total production attributable to assets sold	5.6	2.9

Domestic production net of production attributable to assets sold	34.4	45.0

	As of December 31,
	2012	2013				2014
Proved Reserves	Total Oil Equivalents (MMBOE)	Crude Oil and Condensate (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total Oil Equivalents (MMBOE)	Crude Oil and Condensate (MMBbls)	NGLs (MMBbls)	Natural Gas (Bcf)	Total Oil Equivalents (MMBOE)
Proved oil and gas reserves, before adjustment for asset sales	566	270	68	1,648	612	301	76	1,607	645
Less: proved oil and reserves attributable to assets sold:
Gulf of Mexico	—	—	—	—	—	—	—	—	—
Malaysia	15	11	—	—	11	—	—	—	—
Granite Wash	40	2	9	160	38	—	—	—	—
Total proved oil and gas reserves attributable to assets sold	55	13	9	160	49	—	—	—	—
Proved oil and gas reserves, net of reserves attributable to assets sold	512	257	59	1,488	563	301	76	1,607	645

	Year ended December 31,
(in millions)	2012	2013	2014

Reconciliation of net cash provided by operating activities to discretionary cash flow net of asset sales:
Net cash provided by operating activities	$1,147	$1,445	$1,387
Less: operating cash flow attributable to assets sold
Gulf of Mexico	61	—	(2)
Malaysia	459	331	43
Granite Wash	178	150	76

Total operating cash flow attributable to assets sold	699	481	117

Net cash provided by operating activities, net of operating cash flows attributable to sold assets	448	964	1,270
Net change in working capital	182	(11)	(48)

Discretionary cash flow, net of assets sold	$630	$953	$1,222

	Year ended December 31,
(in millions)	2012	2013	2014

Reconciliation of standardized measure of discounted future net cash flows to PV-10 value (before tax) and after asset sales:
Standardized measure of discounted future net cash flows	$4,436	$5,833	$6,212
Present value of future income tax expense	1,423	2,242	2,575

PV-10 value (before tax)—before adjustment for asset sales	5,859	8,075	8,787
Less: PV-10 value attributable to assets sold
Gulf of Mexico	—	—	—
Malaysia	474	303	—
Granite Wash	294	305	—

Total PV-10 value attributable to assets sold	768	608

PV-10 value (before tax), net of PV-10 value attributable to assets sold	$5,091	$7,467	$8,787

Ratio of earnings to fixed charges

The table below sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,
	2014	2013	2012(1)	2011	2010
Ratio of earnings to fixed charges	5.8x	1.7x	—	4.2x	4.9x

(1)	Earnings for 2012 were insufficient to cover fixed charges by $1.5 billion due to a non-cash charge of $1.5 billion associated with a ceiling test writedown.

For purposes of computing the ratio of earnings to fixed charges, earnings (loss) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest), and fixed charges consist of interest (both expensed and capitalized) and the estimated interest component of rent expense.

Risk factors

Please refer to “Risk Factors” and other discussions in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other filings with the SEC that are incorporated by reference herein, for a description of important risks and uncertainties associated with our business and an investment in our securities, including the notes offered by this prospectus supplement. The following are risk factors specific to an investment in the notes.

Risks related to the notes

Your right to receive payments on the notes is effectively junior to our future secured debt and the debt and other obligations of our subsidiaries.

The notes will be senior obligations of Newfield. The notes will rank equally in right of payment with all of our other existing and future senior debt. The notes will not be secured by any of our property or assets. The payment of the principal of or premium, if any, on and interest on the notes will be effectively subordinated in right of payment to the prior payment in full of any of our future secured indebtedness to the extent of the value of the collateral securing such indebtedness.

All of our international, U.S. Mid-Continent and Rocky Mountain properties and a significant portion of our onshore Gulf Coast properties are owned by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. Noteholders will have a junior position to the claims of creditors, including trade creditors and tort claimants, of our subsidiaries that do not guarantee the notes and to all secured creditors of our subsidiaries, whether or not they guarantee the notes, with respect to the assets securing the claims of those secured creditors. Initially, none of our subsidiaries will guarantee the notes.

The indenture governing the notes will permit us and any subsidiaries that in the future guarantee the notes to incur additional secured debt in the future. If we or a subsidiary guarantor is declared bankrupt, becomes insolvent or is liquidated or reorganized, any secured debt of ours or that subsidiary guarantor will be entitled to be paid in full from our assets or the assets of the guarantor, as applicable, securing that debt before any payment may be made with respect to the notes or the affected guarantees. Holders of the notes would participate ratably with all holders of senior unsecured indebtedness.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations, including making payments on the notes.

Our cash flow from operating activities and other sources may not be sufficient to fund our liquidity needs. Our ability to make payments on and to refinance our existing and future indebtedness, including the notes, will depend on our current and future ability to generate cash from our operations. Our ability to generate cash from our operations is subject to oil and natural gas prices, economic and financial conditions in our industry, the global economy and legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our revolving credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes.

A substantial decrease in our cash flows or an increase in our expenses could make it difficult for us to meet debt service requirements and could require us to modify our operations, including by curtailing portions of our drilling program, selling assets, reducing our capital expenditures, refinancing all or a portion of our existing debt or obtaining additional financing. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of future debt agreements may, and our revolving credit facility and the indenture governing the notes and the existing senior notes do, restrict us from implementing some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may be unable to consummate these dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any dispositions may not be adequate to meet our debt service obligations then due.

If we default on our obligations to pay our other indebtedness, we may be unable to make payments on the notes.

Any default under the agreements governing our indebtedness could prohibit us from making payments of principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under our revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or litigation.

Despite our current levels of debt, we may still incur substantially more debt and increase the risks associated with our leverage.

As of December 31, 2014, after giving effect to the Equity Offering, the application of the net proceeds therefrom to reduce borrowings under our revolving credit facility and money market lines of credit, the issuance and sale of the notes and application of the net proceeds from this offering, along with cash on hand, to redeem all of our 2020 Notes and the amendment to our revolving credit facility, we would have had approximately $2.450 billion of long-term indebtedness outstanding (excluding indebtedness of our subsidiaries) and approximately $2.0 billion available under our revolving credit facility and money market lines of credit. The provisions contained or to be contained in the agreements relating to our indebtedness, including our revolving credit facility and the indenture governing the notes and the existing senior notes, will not completely prohibit us from incurring additional indebtedness, and the amount of indebtedness that we could incur could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, some of which could constitute secured indebtedness, which would have priority in any proceeds distributed in connection with any bankruptcy, liquidation, reorganization or similar proceeding to the extent derived from the collateral securing such debt. If we incur additional unsecured senior indebtedness, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any bankruptcy, liquidation, reorganization or similar proceedings. This may have the effect of reducing the amount of proceeds paid to holders of the notes. In addition, we expect the notes issued in this offering will have an interest rate higher than the interest rates of our revolving credit facility. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Federal and state statutes allow courts, under specific circumstances, to void any future subsidiary guaranties.

Currently, there are no subsidiary guarantors. The indenture governing the notes does not require any subsidiary to guarantee the notes unless that subsidiary guarantees other indebtedness of ours as described under “Description of the notes”. Various fraudulent conveyance laws have been enacted for the protection of creditors, and a court may use these laws to subordinate or avoid any subsidiary guaranty that may be delivered in the future. A court could avoid or subordinate a subsidiary guaranty in favor of that subsidiary guarantor’s other creditors if the court found that either:

•

the guaranty was incurred with the intent to hinder, delay or defraud any present or future creditor or the subsidiary guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others; or

•	the subsidiary guarantor did not receive fair consideration or reasonably equivalent value for issuing its subsidiary guaranty;

and, in either case, the subsidiary guarantor, at the time it issued the subsidiary guaranty:

•	was insolvent or rendered insolvent by reason of the issuance of the subsidiary guaranty;

•	was engaged or about to engage in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured.

Among other things, a legal challenge of a subsidiary guaranty on fraudulent conveyance grounds may focus on the benefits, if any, realized by a subsidiary guarantor as a result of our issuance of the notes or the delivery of the subsidiary guaranty. To the extent the subsidiary guaranty was avoided as a fraudulent conveyance or held unenforceable for any other reason, you would cease to have any claim against that subsidiary guarantor and would be solely a creditor of us and of any subsidiary guarantors whose subsidiary guaranties were not avoided or held unenforceable. In that event, your claims against the issuer of an invalid subsidiary guaranty would be subject to the prior payment of all liabilities of that subsidiary guarantor.

Noteholders may find it difficult to sell their notes because an active market for the notes may not develop.

We do not know the extent to which investor interest will lead to the development of a trading market for the notes or how liquid that market might be. As a result, the market price of the notes could be adversely affected.

The market price of the notes also could be adversely affected by factors such as:

•	the number of potential buyers;
•	the level of liquidity of the notes;
•	ratings published by major credit rating agencies;
•	our financial performance;
•	the amount of indebtedness we have outstanding;
•	the level, direction and volatility of market interest rates generally;
•	the market for similar securities;
•	the redemption and repayment features of the notes; and
•	the time remaining to the maturity of the notes.

As a result of these factors, noteholders may only be able to sell their notes at prices below those they believe to be appropriate, including prices below the price they paid for them.

Our future debt level may limit our flexibility to obtain additional financing and pursue other business opportunities.

The amount of our future debt could have significant effects on our operations, including, among other things:

•	constraining a substantial portion of our cash flow that is dedicated to the payment of principal of and interest on our future debt and therefore may not be available for other purposes;

•	negatively affecting credit rating agencies’ view of our creditworthiness;

•

limiting our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities, because the covenants contained in our existing and future credit and debt arrangements require us to continue to meet financial tests;

•

impairing our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•	limiting our ability to purchase or acquire property or assets, merge or consolidate with other entities or sell all or substantially all of our assets;

•	increasing our vulnerability to interest rate increases;

•	causing a competitive disadvantage relative to similar companies that have less debt; and

•	increasing our vulnerability to adverse economic and industry conditions as a result of our significant debt level.

Our revolving credit facility and certain of our indentures for our debt contain financial covenants and other restrictions, including covenants that limit our discretion with respect to business matters, including mergers or acquisitions, incurring additional debt or disposing of assets. A breach of any of these restrictions by us could permit our lenders or noteholders, as applicable, to declare all amounts outstanding under these debt agreements to be immediately due and payable and, in the case of our revolving credit facility, to terminate all commitments to extend further credit. In addition, our revolving credit facility and substantially all of our hedging arrangements contain certain provisions that provide for cross defaults and acceleration of those debt and hedging instruments in certain situations. Accordingly, if an event of default were to occur, we may not be able to pay our debts or borrow sufficient funds to refinance them. Even if new financing were available, it may not be on terms acceptable to us. As a result of this risk, we could be forced to take actions that we otherwise would not take, or not take actions that we otherwise might take, in order to comply with such covenants. For example, these restrictions could also limit our ability to obtain future financings, make needed capital expenditures, withstand a downturn in our business or the economy in general, or otherwise conduct necessary corporate activities.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, the amount of our debt maturing in the next several years and current maturities, and by prevailing market conditions. Moreover, if the rating agencies were to downgrade our credit ratings, then we could experience an increase in our borrowing costs, difficulty assessing capital markets or a reduction in the market price of our common stock. Such a development could adversely affect our ability to obtain financing for working capital, capital expenditures or acquisitions or to refinance existing indebtedness. If we are unable to access the capital markets on favorable terms in the future, we might be forced to seek extensions for some of our short-term securities or to refinance some of our debt obligations through bank credit, as opposed to long-term public debt securities or equity securities. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility.

We may not be able to repurchase all of the notes upon a change of control triggering event.

As described in this prospectus supplement under “Description of the notes—Change of control,” we will be required to offer to repurchase the notes upon the occurrence of a change of control triggering event. We may not have sufficient funds to repurchase the notes in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

Use of proceeds

The net proceeds from the offering after deducting the underwriting discounts and estimated offering expenses will be approximately $689.6 million. We intend to use the net proceeds from this offering, along with cash on hand, to redeem all $700 million outstanding aggregate principal amount of our 2020 Notes at a total redemption cost of approximately $724.1 million, excluding accrued interest.

The redemption of the 2020 Notes will occur approximately 30 days after we give the required notice of redemption, which we expect to give promptly following the closing of this offering.

Capitalization

The following table sets forth as of December 31, 2014, our cash and cash equivalents and our capitalization on:

•	an actual basis;

•

as adjusted to give effect to the Equity Offering and the use of a portion of the net proceeds of approximately $814.9 million to repay amounts outstanding under our revolving credit facility and money market lines of credit with the remaining proceeds increasing cash and cash equivalents; and

•	as further adjusted to give effect to the issuance of the notes offered hereby and the application of the net proceeds therefrom, along with cash on hand, to redeem all of our 2020 Notes.

	As of December 31, 2014
(in millions except share and per share data)	Actual	As Adjusted	As Further Adjusted
Cash and cash equivalents	$14	$383 (1)	$348

Debt:
Revolving credit facility(2)	345	—	—
Money market lines of credit(3)	101	—	—

Total credit arrangements	446	—	—
5 3/4% senior notes due 2022	750	750	750
5 5/8% senior notes due 2024	1,000	1,000	1,000
5 3/8% senior notes due 2026 offered hereby	—	—	700
6 7/8% senior subordinated notes due 2020(4)	700	700	—
Discount on notes	(4)	(4)	—

Total long-term debt	$2,892	$2,446	$2,450

Stockholders’ equity:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding)	—	—	—
Common stock ($0.01 par value; 200,000,000 shares authorized; 137,603,643 shares issued and outstanding actual; 162,903,643 shares issued and outstanding as adjusted and further adjusted)	1	2	2
Additional paid-in capital	1,576	2,390	2,390
Treasury stock (at cost; 275,069 shares)	(10)	(10)	(10)
Accumulated other comprehensive gain (loss)	(1)	(1)	(1)
Retained earnings	2,327	2,327	2,327

Total stockholders’ equity	3,893	4,708	4,708

Total capitalization	$6,785	$7,154	$7,158

(1)	Upon completion of the Equity Offering, we had approximately $683.5 million outstanding under our revolving credit facility and money market lines of credit, all of which was repaid with proceeds from the Equity Offering. As of March 4, 2015, we had approximately $166.7 million of cash and cash equivalents.

(2)	As of March 4, 2015, we had no borrowings outstanding under our revolving credit facility and approximately $1.4 billion available thereunder before giving effect to the amendment to our revolving credit facility.

(3)	As of March 4, 2015, we had no borrowings outstanding under our money market lines of credit and approximately $195 million of availability thereunder.

(4)	We expect to incur a charge of approximately $27.6 million to our earnings in the second quarter of 2015 associated with the redemption of the 2020 Notes.

Description of other indebtedness

Credit arrangements

Our revolving credit facility matures in June 2020 and provides borrowing capacity of $1.8 billion. As of December 31, 2014, the largest individual loan commitment by any lender was 14% of total commitments. The March 5, 2015 amendment to our revolving credit facility described under “Summary—Recent Developments—Revolving Credit Facility Amendment” did not change the financial covenants of our revolving credit facility or the interest rates payable with respect to the borrowings thereunder.

Loans under the revolving credit facility bear interest, at our option, equal to (a) a rate per annum equal to the higher of the prime rate announced from time to time by JPMorgan Chase Bank, N.A. or the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System during the last preceding business day plus 50 basis points, plus a margin that is based on a grid of our debt rating (75 basis points per annum at December 31, 2014) or (b) the London Interbank Offered Rate, plus a margin that is based on a grid of our debt rating (175 basis points per annum at December 31, 2014).

Under our revolving credit facility, we pay commitment fees on available but undrawn amounts based on a grid of our debt rating (30 basis points per annum at December 31, 2014). We incurred aggregate commitment fees under our revolving credit facility of approximately $4 million, $3 million and $3 million for each of the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded in “Interest expense” in our section, “Summary selected financial data.”

Our revolving credit facility has restrictive financial covenants that include the maintenance of a ratio of total debt to book capitalization not to exceed 0.6 to 1.0 and maintenance of a ratio of earnings before gain or loss on the disposition of assets, interest expense, income taxes and noncash items (such as depreciation, depletion and amortization expense, unrealized gains and losses on commodity derivatives, ceiling test writedowns and goodwill impairments) to interest expense of at least 3.0 to 1.0. At December 31, 2014, we were in compliance with all of our debt covenants.

Letters of credit under our revolving credit facility are subject to a fronting fee of 20 basis points and annual fees based on a grid of our debt rating (175 basis points at December 31, 2014).

As of March 4, 2015, we had no borrowings or letters of credit outstanding under our revolving credit facility and no borrowings outstanding under our money market lines of credit, resulting in a remaining total borrowing capacity of approximately $1.6 billion before giving effect to the amendment of our revolving credit facility. Availability under our money market lines of credit are at the discretion of the financial institutions party thereto.

The credit facility includes events of default relating to customary matters, including, among other things, nonpayment of principal, interest or other amounts; violation of covenants; inaccuracy of representations and warranties in any material respect; a change of control; or certain other material adverse changes in our business. Our senior notes and senior subordinated notes also contain standard events of default. If any of the foregoing defaults were to occur, our lenders under the revolving credit facility could terminate future lending commitments, and our lenders under both the revolving credit facility and our notes could declare the outstanding borrowings due and payable. In addition, our revolving credit facility, senior notes, senior subordinated notes and substantially all of our derivative arrangements contain provisions that provide for cross defaults and acceleration of those debt and derivative instruments in certain situations.

Senior notes

We have outstanding $1 billion of 5 5/8% senior notes due 2024 and $750 million of 5 3/4% senior notes due 2022.

Interest on our senior notes is payable semi-annually. The notes are unsecured and unsubordinated obligations and rank equally with all of our other existing and future unsecured and unsubordinated obligations. We may redeem some or all of our senior notes at any time before their maturity at a redemption price based on a make-whole amount plus accrued and unpaid interest to the date of redemption. The indentures governing our senior notes contain covenants that may limit our ability to, among other things, incur debt secured by liens; enter into sale/leaseback transactions; and enter into merger or consolidation transactions.

The indentures also provide that if any of our subsidiaries guarantee any of our indebtedness at any time in the future, then we will cause our senior notes to be equally and ratably guaranteed by that subsidiary. At December 31, 2014, we were in compliance with all of our debt covenants.

Senior subordinated notes

We intend to use the net proceeds from the offering, along with cash on hand, to redeem all of the $700 million outstanding aggregate principal amount of our 6 7/8% senior subordinated notes due 2020.

Description of the notes

Newfield Exploration Company will issue the notes offered hereby (the “Notes”) as a new series of its senior debt securities described in the accompanying prospectus. The Notes will be issued under a Senior Indenture dated as of February 28, 2001, between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association, formerly First Union National Bank), as trustee (the “Trustee”), as supplemented by an indenture supplement creating the Notes (the “Indenture”). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

Certain terms used in this description are defined under the subheading “— Certain definitions”. In this description, the words “Company,” “we,” “us” and “our” refer only to Newfield Exploration Company and not to any of its subsidiaries. The registered holder of a Note will be treated as the owner of it for all purposes, and all references in this “Description of the notes” to “holders” mean holders of record, unless otherwise indicated. The following description, together with the applicable information under the caption “Description of Debt Securities” in the accompanying prospectus, summarize the material provisions of the Notes and the Indenture. The summary of selected provisions of the Notes and the Indenture referred to below supplements, and to the extent inconsistent supersedes and replaces, the description of the general terms and provisions of the debt securities and the Indenture contained in the accompanying prospectus under the caption “Description of Debt Securities”. The description does not restate any of these instruments in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A form of the Indenture is available from us.

General

The Notes.    The Notes:

•	are our general senior unsecured obligations;

•

will rank equally in right of payment with all of our other existing and future senior indebtedness, and will be senior in right of payment to our existing senior subordinated notes and any of our future subordinated obligations;

•

will be effectively subordinated to all of our future secured indebtedness to the extent of the value of the collateral securing such debt and will be structurally subordinated to all existing and future indebtedness of our subsidiaries;

•	constitute a new series of debt securities issued under the Indenture;

•	will be limited initially to an aggregate principal amount of $700 million, subject to our ability to issue additional Notes from time to time;

•	will mature on January 1, 2026;

•	will not be entitled to the benefit of any sinking fund; and

•	will be issued in denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Interest.    Interest on the Notes will:

•	accrue at the rate of 5 3/8% per annum;

•	accrue from the date of original issuance or the most recent interest payment date;

•	be payable in cash semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2015;

•	be payable to holders of record on the December 15 and June 15 immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any interest or other payment date of a note falls on a day that is not a business day, the required payment of principal, premium, if any, or interest will be due on the next succeeding business day as if made on the date that the payment was due, and no interest will accrue on that payment for the period from and after that interest or other payment date, as the case may be, to the date of that payment on the next succeeding business day.

We may issue additional Notes from time to time in the future that would have the same terms as the Notes offered hereby, without the consent of the holders of the Notes. Any such additional Notes shall be consolidated and form a single series with, and shall have identical terms and conditions as the Notes offered hereby, except for issue date, issue price, first date from which interest accrues and first interest payment date. We may also issue additional series of debt securities under the Indenture from time to time.

Ranking

The Notes will be our unsecured and unsubordinated obligations, will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness, and will rank senior to our existing senior subordinated notes and any future subordinated obligations.

All of our international, U.S. mid-continent and Rocky Mountain properties and a significant portion of our onshore Gulf Coast properties are owned and operated by our subsidiaries. Distributions or advances from our subsidiaries are a source of funds to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the Notes. The Notes will be structurally subordinated to all obligations of these subsidiaries, including trade payables and claims of tort claimants. This means that holders of the Notes will have a junior position to the claims of creditors of these subsidiaries on their assets and earnings. The Notes will not be secured by any of our property and assets and be effectively subordinated to any secured debt we may incur, to the extent of the value of the assets securing that debt. The Indenture does not limit the amount of debt our subsidiaries can incur, and it permits us to incur some secured debt.

Optional redemption

Prior to the Par Call Date, the Notes will be redeemable, at our option, at any time in whole, or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; or

•

the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed that would be due if such Notes matured on the applicable Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 50 basis points;

plus, in either case, accrued and unpaid interest to, but not including, the date of redemption.

On or after the applicable Par Call Date, the Notes will be redeemable and repayable, at our option, at any time in whole, or from time to time in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but not including, the date of redemption.

The redemption price for Notes called for redemption becomes due on the relevant date fixed for redemption. Notices of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed at its registered address. The notice of redemption for the Notes will state, among other things, the amount of Notes to be redeemed, the redemption date, the redemption price (or the method by which it will be calculated) and the place(s) that payment will be made upon presentation and surrender of Notes to be redeemed. Unless we default in payment of the redemption price, interest will cease to accrue on any Notes that have been called for redemption at the redemption date. If less than all the Notes are redeemed at any time, the Trustee will select the Notes to be redeemed by lot, on a pro rata basis or by any other method the Trustee deems fair and appropriate.

For purposes of determining the optional redemption price, the following definitions are applicable:

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date for the Notes, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Independent Investment Banker” means J.P. Morgan Securities LLC, and its successor, as selected by us, or, if such firm is unwilling or unable to select the applicable Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee and reasonably acceptable to us.

“Par Call Date” means October 1, 2025.

“Reference Treasury Dealer” means each of J.P. Morgan Securities LLC and its respective successors and three other nationally recognized investment banking firms selected by us that are primary U.S. Government securities dealers (a “Primary Treasury Dealer”), unless any of the foregoing ceases to be a Primary Treasury Dealer in New York City, in which case we will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, an average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue for the Notes (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Yield” means, with respect to any redemption date for the Notes, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding the redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for the redemption date.

Except as set forth above, the Notes will not be redeemable by us at our option prior to maturity and will not be entitled to the benefit of any sinking fund.

Change of control

Upon the occurrence of a Change of Control Triggering Event, then, unless we have exercised our right to redeem all the Notes, each holder will have the right to require that we repurchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Change of Control Triggering Event” means the occurrence of either of the following:

(1) if the Notes are not rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes are downgraded by both of the Rating Agencies on any date during the Trigger Period by at least one rating category (e.g., from BB+ to BB or Ba1 to Ba2) from the applicable rating of the Notes on the first day of the Trigger Period, or

(2) if the Notes are rated Investment Grade by both of the Rating Agencies on the first day of the Trigger Period, the Notes cease to be rated Investment Grade by both of the Rating Agencies on any date during the Trigger Period.

If a Rating Agency is not providing a rating for the Notes at the commencement of any Trigger Period, the Notes will be deemed to have been downgraded by at least one rating category or have ceased to be rated Investment Grade, as applicable, by such Rating Agency during that Trigger Period. Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually occurred.

“Change of Control” means the occurrence of any of the following:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of our Voting Stock (provided that a transaction described in clause (4) below (without regard to the exceptions therein) will be governed by clause (4) below and not this clause (1));

(2) during any period of two consecutive years, individuals who, at the beginning of such period, constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by our shareholders was approved by a vote of the majority of our directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3) the adoption of a plan relating to our liquidation or dissolution; or

(4) our merger or consolidation with or into another Person or the merger of another Person with or into us, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than a transaction following which (A) in the case of a merger or consolidation transaction, holders of securities that represented 100% of our Voting Stock immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person (or any parent thereof) in such merger or consolidation transaction immediately after such transaction and (B) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a subsidiary of the transferor of such assets.

Unless we have exercised our right to redeem all the Notes and have delivered an irrevocable notice of redemption to the Trustee, within 30 days following any Change of Control Triggering Event, we will mail a notice to each holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1) that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2) the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization, in each case after giving effect to such Change of Control Triggering Event);

(3) the purchase date (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4) the instructions, as determined by us, consistent with the covenant described in this section, that a holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described in this section, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described in this section by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between us and the underwriters. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not result in a Change of Control Triggering Event under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

The Revolving Credit Facility provides that the occurrence of certain change of control events with respect to us will constitute a default under the Revolving Credit Facility. Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. In addition, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of our assets. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require us to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain covenants

Limitation on liens.    Nothing in the Indenture or the Notes in any way limits the amount of indebtedness or securities (other than the Notes) that we or any of our subsidiaries may incur or issue. The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, issue, assume or guarantee any Indebtedness for borrowed money secured by any Lien on any property or asset now owned or hereafter acquired by us or such Restricted Subsidiary without making effective provision whereby any and all Notes then or thereafter outstanding will be secured by a Lien equally and ratably with any and all other obligations thereby secured for so long as any such obligations shall be so secured.

The foregoing restriction will not, however, apply to:

•	Liens existing on the original issue date of the Notes or provided for under the terms of agreements existing on such date;

•	Liens on properties securing:

•	all or any portion of the cost of exploration, drilling or development of such properties,

•	all or any portion of the cost of acquiring, constructing, altering, improving or repairing any properties or assets or improvements used or to be used in connection with such properties or

•	Indebtedness incurred by us or any Restricted Subsidiary to provide funds for the activities set forth in the two bullet points immediately above with respect to such properties;

•	Liens securing Indebtedness owed by a Restricted Subsidiary to us or to any other Restricted Subsidiary;

•

Liens on property existing at the time of acquisition of such property by us or a subsidiary or Liens on the property of any corporation or other entity existing at the time such corporation or other entity becomes a Restricted Subsidiary of the Company or is merged with the Company in compliance with the Indenture and in either case not incurred in connection with the acquisition of such property or such corporation or other entity becoming a Restricted Subsidiary of the Company or being merged with the Company, provided that such Liens do not cover any property or assets of the Company or any of its Restricted Subsidiaries other than the property so acquired (or improvements, accessions, proceeds or distributions with respect thereto);

•

Liens on any property securing (i) Indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or (ii) Indebtedness issued or guaranteed by the United States or any State thereof or any department, agency or instrumentality of the United States or any State thereof;

•

any Lien extending, renewing or replacing (or successive extensions, renewals or replacements of) any Lien of any type permitted under any bullet point above, provided that such Lien extends to or covers only the property that is subject to the Lien being extended, renewed or replaced (or improvements, accessions, proceeds or distributions with respect thereto);

•	certain Liens arising in the ordinary course of business of the Company and the Restricted Subsidiaries;

•	any Lien resulting from the deposit of moneys or evidences of indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any Restricted Subsidiary; or

•

Liens (exclusive of any Lien of any type otherwise permitted under any bullet point above or below) securing Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount which, together with the aggregate amount of Attributable Indebtedness deemed to be outstanding in respect of all Sale/Leaseback Transactions entered into pursuant to clause (a) of the covenant described under “—Limitation on Sale/Leaseback Transactions” below (exclusive of any such Sale/Leaseback Transactions otherwise permitted under one of the bullet points above), does not at the time such Indebtedness is incurred exceed 15% of our Consolidated Net Tangible Assets (as shown in the most recent published quarterly or year-end consolidated balance sheet of the Company and its subsidiaries).

The following types of transactions will not be prohibited or otherwise limited by the foregoing covenant:

•

the sale, granting of Liens with respect to, or other transfer of, crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or of such crude oil, natural gas or other petroleum hydrocarbons;

•	the sale or other transfer of any other interest in property of the character commonly referred to as a production payment, overriding royalty, forward sale or similar interest;

•

the entering into of Currency Hedge Obligations, Interest Rate Hedging Agreements or Oil and Gas Hedging Contracts, although Liens securing any Indebtedness for borrowed money that is the subject of any such obligations are not permitted, unless permitted under the provisions of the covenant as described above; and

•

the granting of Liens required by any contract or statute in order to permit us or any Restricted Subsidiary to perform any contract or subcontract made by it with or at the request of the United States or any State thereof or any department, agency or instrumentality of either, or to secure partial, progress, advance or other payments to us or any Restricted Subsidiary by such governmental unit pursuant to the provisions of any contract or statute.

Limitation on sale/leaseback transactions.    The Indenture provides that we will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than us or a Restricted Subsidiary) unless:

(a) we or such Restricted Subsidiary would be entitled to incur Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction, secured by a Lien on the property subject to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on liens” above without equally and ratably securing the Notes pursuant to such covenant;

(b) after the original issue date of the Notes and within a period commencing six months prior to the consummation of such Sale/Leaseback Transaction and ending six months after the consummation thereof, we or the Restricted Subsidiary will have expended for property used or to be used in the ordinary course of business of the Company and the Restricted Subsidiaries (including amounts expended for the exploration, drilling or development thereof, and for additions, alterations, repairs and improvements thereto) an amount equal to all or a portion of the net proceeds of such Sale/Leaseback Transaction and we elect to designate such amount pursuant to this clause (b) with respect to such Sale/Leaseback Transaction (with any such amount not being so designated and not permitted under clause (a) to be applied as set forth in clause (c) below); or

(c) we, during the 12-month period after the effective date of such Sale/Leaseback Transaction, will have applied to the voluntary defeasance or retirement of the Notes or any Pari Passu Indebtedness an amount equal to the greater of the net proceeds of the sale or transfer of the property leased in such Sale/Leaseback Transaction and the fair value, as determined by our Board of Directors, of such property at the time of entering into such Sale/Leaseback Transaction (in either case adjusted to reflect the remaining term of the lease and any amount designated by us as set forth in clause (b) above), less an amount equal to the principal amount of the Notes and Pari Passu Indebtedness voluntarily defeased or retired by us within such 12-month period and not designated with respect to any other Sale/Leaseback Transaction entered into by us or any Restricted Subsidiary during such period.

Subsidiary guarantors.    The Notes are not guaranteed by any of our subsidiaries. The Indenture provides that if any subsidiary of the Company guarantees any of our Funded Indebtedness at any time in the future, then we will cause the Notes to be equally and ratably guaranteed by such subsidiary.

Events of default

An “Event of Default” with respect to the Notes is defined in the Indenture as being:

•	default by us for 30 days in payment when due of any interest on the Notes;

•	default by us in any payment when due of principal of or premium, if any, on the Notes;

•

default by us in performance of any other covenant or agreement in the Notes or the Indenture which has not been remedied within 90 days after written notice by the Trustee or by the holders of at least 25% in principal amount of the Notes then outstanding;

•

the acceleration of the maturity of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) (provided that such acceleration is not rescinded within a period of 30 days from the occurrence of such acceleration) having an outstanding principal amount of $100 million or more individually or in the aggregate, or a default in the payment of any principal or interest in respect of any Indebtedness for borrowed money of the Company or any Restricted Subsidiary (other than the Notes) having an outstanding principal amount of $100 million or more individually or in the aggregate and such default shall be continuing for a period of 30 days after expiration of any grace period without the Company or such Restricted Subsidiary curing of such default (the “cross acceleration provision”);

•

failure by us or any Restricted Subsidiary to pay final, non-appealable judgments aggregating in excess of $100 million, which judgments are not paid, discharged or stayed for a period of 60 days (the “judgment default provision”); or

•	certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (as defined in the Indenture) (the “bankruptcy provisions”).

Defeasance and covenant defeasance

We may elect either (i) to defease and be discharged from any and all obligations with respect to the Notes (except as otherwise provided in the Indenture) (“defeasance”) or (ii) to be released from our obligations with respect to certain covenants that are described in the Indenture (“covenant defeasance”), upon deposit with the Trustee, in trust for such purpose, of money and/or government obligations that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of, premium, if any, and interest on the Notes to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous senior payments on the Notes. As a condition to defeasance or covenant defeasance, we must deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. We may exercise our defeasance option with respect to the Notes notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the Notes may not thereafter be accelerated because of an Event of Default.

If we exercise our covenant defeasance option, payment of the Notes may not thereafter be accelerated by reference to any covenant from which we are released as described under clause (ii) of the immediately preceding paragraph. However, if acceleration were to occur for other reasons, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the Notes, in that the required deposit in the defeasance trust is based upon scheduled cash flows rather than market value, which will vary depending upon interest rates and other factors.

Satisfaction and discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of debt securities and certain rights of the Trustee, as expressly provided for in such Indenture) as to the Notes when:

(1) either (a) all of the Notes previously authenticated and delivered under the Indenture (except lost, stolen or destroyed Notes that have been replaced or paid and Notes for the payment of which money has theretofore been deposited in trust or segregated and held in trust by us and thereafter repaid to us or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all such Notes not previously delivered to the Trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in our name, and at our expense, and we have irrevocably deposited or caused to be deposited with the Trustee funds, in an amount sufficient to pay and discharge the entire indebtedness on such Notes not previously delivered to the Trustee for cancellation, for principal of and premium, if any, and interest on the Notes to the date of deposit (in the case of debt securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from us irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) we have paid all other sums then due and payable under the Indenture by us; and

(3) we have delivered to the Trustee an officer’s certificate and an opinion of counsel, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture with respect to the Notes have been complied with.

Amendments and waivers

The Indenture and the Notes are subject to amendments and waivers as provided in the Indenture, including, in certain circumstances, without the consent of holders of the Notes.

No personal liability of directors, managers, officers, employees, partners, members and stockholders

No director, manager, officer, employee, incorporator, member or stockholder of the Company or any subsidiary guarantor, as such, will have any liability for any of our obligations or obligations of any such subsidiary guarantor, as applicable, under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes waives and releases all such potential liability. The waiver and release are part of the consideration for issuance of the Notes.

Certain definitions

“Attributable Indebtedness,” when used with respect to any Sale/Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equivalent to our then-current weighted average cost of funds for borrowed money as at the time of determination, compounded on a semi-annual basis) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease can be extended).

“Board of Directors” means our board of directors or any committee thereof duly authorized to act on behalf of such board.

“Capital Stock” of any Person means any and all shares, units of beneficial interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities or other Indebtedness convertible into such equity.

“Consolidated Net Tangible Assets” means, for us and our Restricted Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, the aggregate amounts of assets (less depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) that would be included on a balance sheet after deducting therefrom (a) all liability items except deferred income taxes, Funded Indebtedness, other long-term liabilities and shareholders’ equity and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles.

“Currency Hedge Obligations” means obligations incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage exposure to fluctuations in foreign currency exchange rates.

“Funded Indebtedness” means all Indebtedness that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such Indebtedness is originally incurred.

“Indebtedness” means (i) all indebtedness for borrowed money (whether or not the recourse of the lender is to the whole of the assets of the borrower or only to a portion thereof), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or other similar instruments (or reimbursement obligations with respect thereto), other than standby letters of credit incurred in the ordinary course of business, (iv) all obligations to pay the deferred and unpaid purchase price of property or services, except trade payables and accrued expenses incurred in the ordinary course of business, (v) all Indebtedness of others secured by a Lien on any asset of the relevant entity, whether or not such Indebtedness is assumed by such entity, and (vi) all Indebtedness of others guaranteed by the relevant entity to the extent of such guarantee.

“Interest Rate Hedging Agreements” means obligations under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (ii) other agreements or arrangements designed to protect the relevant entity or any of its subsidiaries against fluctuations in interest rates.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), or their equivalents by a substitute Rating Agency appointed by us pursuant to clause (ii) of the definition of “Rating Agency”.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset (including any production payment, advance payment or similar arrangement with respect to minerals in place), whether or not filed, recorded or otherwise perfected under applicable law.

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement or other agreement or arrangement that is designed to provide protection against oil and gas price fluctuations.

“Pari Passu Indebtedness” means any Indebtedness of the Company, whether outstanding on the original issue date of the Notes or thereafter incurred or assumed, unless, in the case of any particular Indebtedness, the instrument governing the Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to the Notes.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“Rating Agency” means (i) each of Moody’s and S&P and (ii) if either Moody’s or S&P ceases to rate the Notes or provide rating services to issuers or investors, we may appoint a replacement for such Rating Agency.

“Restricted Subsidiary” means any subsidiary the principal business of which is carried on in, or the majority of the operating assets of which are located in, the United States (including areas subject to its jurisdiction).

“Revolving Credit Facility” means the Credit Agreement, dated as of June 2, 2011, by and among us and JPMorgan Chase Bank, N.A., as Administrative Agent, Wells Fargo Bank, N.A., as Syndication Agent, and BBVA Compass, The Bank of Tokyo-Mitsubishi UFJ, Ltd., and DNB Nor Bank ASA, as Co-Documentation Agents, and other Lenders thereto, as amended and restated from time to time.

“S&P” means Standard & Poor’s Financial Services LLC, a division of The McGraw-Hill Companies, Inc., and its successors.

“Sale/Leaseback Transaction” means any arrangement with another Person providing for the leasing by us or any Restricted Subsidiary, for a period of more than three years, of any property that has been or is to be sold or transferred by us or such Restricted Subsidiary to such other Person in contemplation of such leasing.

“Trigger Period” means the period commencing on the day of the first public announcement by us of any Change of Control (or pending Change of Control) and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as either of the Rating Agencies has publicly announced that it is considering a possible ratings change).

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

Book entry, delivery and form

The Notes will be issued in the form of one or more fully registered global notes (each a “global note”) which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (the “Depositary”) and registered in the name of Cede & Co., the Depositary’s nominee. We will not issue notes in certificated form except in certain circumstances. Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary (the “Depositary Participants”). Investors may elect to hold interests in the global notes through either the Depositary (in the United States), or Clearstream Banking Luxembourg S.A. (“Clearstream Luxembourg”) or Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) (in Europe) if they are participants in those systems, or indirectly through organizations that are participants in those systems. Clearstream Luxembourg and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on the books of the Depositary. At the present time, Citibank, N.A. acts as U.S. depositary for Clearstream Luxembourg and JPMorgan Chase Bank acts as U.S. depositary for Euroclear (the “U.S. Depositaries”). Beneficial interests in the global notes will be held in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Except as set forth below, the global notes may be transferred, in whole but not in part, only to another nominee of the Depositary or to a successor of the Depositary or its nominee.

The Depositary has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants (“Direct Participants”) deposit with the Depositary. The Depositary also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Direct Participants and by NYSE Euronext and the Financial Industry Regulatory Authority, Inc. Access to the Depositary’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the Depositary and its Direct and Indirect Participants are on file with the SEC.

Clearstream Luxembourg has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream Luxembourg holds securities for its participating organizations, known as Clearstream Luxembourg participants, and facilitates the clearance and settlement of securities transactions between Clearstream Luxembourg participants through electronic book-entry changes in accounts of Clearstream Luxembourg participants, thereby eliminating the need for physical movement of certificates. Clearstream Luxembourg provides to Clearstream Luxembourg participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream Luxembourg is subject to regulation by the Luxembourg Commission for the

Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Luxembourg participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Indirect access to Clearstream Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a Clearstream Luxembourg participant either directly or indirectly.

Distributions with respect to the Notes held beneficially through Clearstream Luxembourg will be credited to the cash accounts of Clearstream Luxembourg participants in accordance with its rules and procedures, to the extent received by the U.S. Depositary for Clearstream Luxembourg.

Euroclear has advised us that it was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System Public Limited Company and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. Depositary for Euroclear.

If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in definitive form in exchange for the entire global note representing the Notes. In addition, we may at any time, and in our sole discretion, determine not to have the Notes represented by the global note and, in such event, will issue notes in definitive form in exchange for the global note representing the Notes. In any such instance, an owner of a beneficial interest in the global note will be entitled to physical delivery in definitive form of notes represented by such global note equal in principal amount to such beneficial interest and to have such notes in definitive form registered in its name.

Title to book-entry interests in the Notes will pass by book-entry registration of the transfer within the records of Clearstream Luxembourg, Euroclear or the Depositary, as the case may be, in accordance with their respective procedures. Book-entry interests in the Notes may be transferred within Clearstream Luxembourg and within Euroclear and between Clearstream Luxembourg and Euroclear in accordance with procedures established for these purposes by Clearstream Luxembourg and Euroclear. Book-entry interests in the Notes may be transferred within the Depositary in accordance with procedures established for this purpose by the Depositary. Transfers of book-entry interests in the Notes among Clearstream Luxembourg and Euroclear and the Depositary may be effected in accordance with procedures established for this purpose by Clearstream Luxembourg, Euroclear and the Depositary.

Material U.S. federal income tax considerations

The following discussion summarizes the material U.S. federal income tax considerations that may be relevant to the acquisition, ownership and disposition of the notes. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this document, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service, or IRS, will not challenge one or more of the tax consequences described in this discussion, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the notes.

This discussion is limited to holders who purchase the notes in this offering for a price equal to the issue price of the notes (i.e., the first price at which a substantial amount of the notes is sold for cash other than to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and who hold the notes as capital assets (generally, property held for investment). This discussion does not address any U.S. federal tax considerations other than U.S. federal income tax considerations (such as estate and gift tax considerations), or the tax considerations arising under the laws of any foreign, state, local or other jurisdiction or any income tax treaty. In addition, this discussion does not address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors that may be subject to special rules, such as:

•	dealers in securities or currencies;

•	traders in securities that have elected the mark-to-market method of accounting for their securities;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding notes as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction;

•	former U.S. citizens or long-term residents of the United States;

•	financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	persons subject to the alternative minimum tax;

•	entities that are tax-exempt for U.S. federal income tax purposes; and

•	partnerships and other pass-through entities and holders of interests therein.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds notes, the U.S. federal income tax treatment of a partner of the partnership generally will depend upon the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. If you are a partner of a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) considering an investment in the notes, you are urged to consult your own tax advisor about the U.S. federal income tax consequences of acquiring, holding and disposing of the notes.

INVESTORS CONSIDERING THE PURCHASE OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER OTHER U.S. FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Certain additional payments

In certain circumstances (see “Description of the notes—Optional redemption” and “Description of the notes—Change of control”), we may be obligated to pay amounts on the notes that are in excess of interest or principal on the notes. These potential payments may implicate the provisions of the U.S. Treasury Regulations relating to “contingent payment debt instruments.” We do not intend to treat the possibility of paying such additional amounts as causing the notes to be treated as contingent payment debt instruments. It is possible that the IRS may take a different position, in which case, if such position is sustained, a holder might be required to accrue ordinary interest income at a higher rate than the stated interest rate and to treat as ordinary income rather than capital gain any gain realized on the taxable disposition of the notes. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments. You are encouraged to consult your own tax advisor regarding the possible application of the contingent payment debt instrument rules to the notes.

Tax consequences to U.S. holders

The following summary will apply to you if you are a U.S. holder of the notes. You are a “U.S. holder” for purposes of this discussion if you are a beneficial owner of a note and you are for U.S. federal income tax purposes:

•	an individual who is a U.S. citizen or U.S. resident alien;

•	a corporation that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Interest on the notes

Interest on the notes generally will be taxable to you as ordinary income at the time it is received or accrued in accordance with your regular method of accounting for U.S. federal income tax purposes.

Disposition of the notes

You will generally recognize capital gain or loss on the sale, redemption, exchange, retirement or other taxable disposition of a note equal to the difference, if any, between the proceeds you receive (excluding any proceeds attributable to accrued but unpaid interest, which will be taxable as ordinary interest income to the extent you have not previously included such amounts in income) and your adjusted tax basis in the note. The proceeds you receive will include the amount of any cash and the fair market value of any other property received for the note. Your adjusted tax basis in the note will generally equal the amount you paid for the note. Any gain or loss will be long-term capital gain or loss if you held the note for more than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition. Long-term capital gains of individuals, estates and trusts currently are eligible for reduced rates of U.S. federal income tax. The deductibility of capital losses may be subject to limitation.

Information reporting and backup withholding

Information reporting generally will apply to payments of interest on, and the proceeds of the sale or other disposition (including a redemption, exchange or retirement) of, notes held by you, and backup withholding will apply to such payments unless you provide the applicable withholding agent with your taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establish an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Additional tax on net investment income

An additional 3.8% tax is imposed on the “net investment income” of certain United States citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from interest, and net gain from the disposition of property, such as the notes, less certain deductions. You are encouraged to consult your tax advisor with respect to this additional tax and its applicability in your particular circumstances.

Tax consequences to non-U.S. holders

The following summary will apply to you if you are a non-U.S. holder of notes. You are a “non-U.S. holder” for purposes of this discussion if you are a beneficial owner of notes that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a U.S. holder.

Interest on the notes

Subject to the discussion of backup withholding and FATCA withholding, below, payments to you of interest on the notes generally will not be subject to U.S. federal income tax and will be exempt from withholding of U.S. federal income tax under the “portfolio interest” exemption if you properly certify as to your foreign status, as described below, and:

•	you do not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” that is related to us (actually or constructively);

•

you are not a bank whose receipt of interest on the notes is in connection with an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business; and

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business.

The portfolio interest exemption generally applies only if you also appropriately certify as to your foreign status. You can generally meet the certification requirement by providing a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) to the applicable withholding agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate certifications to the agent. Your agent will then generally be required to provide appropriate certifications to the applicable withholding agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to the foreign status of partners, trust owners or beneficiaries may have to be provided to the withholding agent. In addition, special rules apply to qualified intermediaries that enter into withholding agreements with the IRS.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to U.S. federal withholding tax at a 30% rate, unless (i) you provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) claiming an exemption from (or a reduction of) withholding under the benefits of an income tax treaty, or (ii) the payments of interest are effectively connected with your conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by you in the United States) and you meet the certification requirements described below. (See “—Income or gain effectively connected with a U.S. trade or business.”)

The certifications described above and below must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically. If you do not timely provide the applicable withholding agent with the required certification, but you qualify for a reduced rate under an applicable income tax treaty, you may obtain a refund of any excess amounts withheld if you timely provide the required information or appropriate claim form to the IRS.

Disposition of the notes

Subject to the discussion of backup withholding and FATCA withholding, below, you generally will not be subject to U.S. federal income tax on any gain (other than any amount attributable to accrued and unpaid interest, which generally will be treated as interest and may be subject to the rules discussed above in “—Interest on the notes”) realized on the sale, redemption, exchange, retirement or other taxable disposition of a note unless:

•

the gain is effectively connected with the conduct by you of a U.S. trade or business (and, if required by an applicable income tax treaty, you maintain a permanent establishment in the United States to which such gain is attributable); or

•	you are a non-resident alien individual who has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met.

If your gain is described in the first bullet point above, you generally will be subject to U.S. federal income tax in the manner described under “—Income or gain effectively connected with a U.S. trade or business.” If you are a non-U.S. holder described in the second bullet point above, you will be subject to a flat 30% (or lower applicable income tax treaty rate) U.S. federal income tax on the gain derived from the sale or other disposition, which may be offset by U.S. source capital losses.

Income or gain effectively connected with a U.S. trade or business

If any interest on the notes or gain from the sale, exchange or other taxable disposition of the notes is effectively connected with a U.S. trade or business conducted by you, then the interest income or gain will be subject to U.S. federal income tax at regular graduated income tax rates generally in the same manner as if you were a U.S. holder unless an applicable income tax treaty provides for an exemption. Effectively connected interest income will not be subject to U.S. federal withholding tax if you satisfy certain certification requirements by providing to the applicable withholding agent a properly executed IRS Form W-8ECI (or IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) if a treaty exemption applies) or successor form. In addition, if you are a corporation, that portion of your earnings and profits that is effectively connected with your U.S. trade or business may also be subject to a “branch profits tax” at a 30% rate, unless an applicable income tax treaty provides for a lower rate. For this purpose, interest received on a note and gain recognized on the disposition of a note will be included in earnings and profits if the interest or gain is effectively connected with the conduct by you of a U.S. trade or business.

Information reporting and backup withholding

Payments to you of interest on a note, and amounts withheld from such payments, if any, generally will be required to be reported to the IRS and to you. Copies of the information returns reporting such interest payments and withholding may also be made available to the tax authorities of the country in which you reside or are established under the provisions of a specific treaty or agreement.

Backup withholding generally will not apply to payments to you of interest on a note if the certification described in “—Tax consequences to non-U.S. holders—Interest on the notes” is duly provided or you otherwise establish an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know that you are a United States person.

Proceeds from the disposition of a note effected by the U.S. office of a U.S. or foreign broker will be subject to information reporting requirements and backup withholding unless you properly certify under penalties of perjury as to your foreign status on IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor IRS Form W-8) and certain other conditions are met or you otherwise establish an exemption. Information reporting requirements and backup withholding generally will not apply to any proceeds from the disposition of a note effected outside the United States by a foreign office of a broker. However, unless such a broker has documentary evidence in its records that you are not a United States person and certain other conditions are met, or you otherwise establish an exemption, information reporting will apply to a payment of the proceeds of the disposition of a note effected outside the United States by such a broker if it has certain relationships with the United States.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. federal income tax liability, if any, and a refund may be obtained from the IRS if the amounts withheld exceed your actual U.S. federal income tax liability and you timely provide the required information or appropriate claim form to the IRS.

Withholding on payments to certain foreign entities

Sections 1471 through 1474 of the Code and the U.S. Treasury Regulations and administrative guidance issued thereunder (referred to as “FATCA”) impose a 30% withholding tax on payments of interest on the notes and on the gross proceeds from the sale or other disposition of the notes (if such sale or other disposition occurs after December 31, 2016), if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless: (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the withholding agent with a certification identifying its direct and indirect substantial United States owners (generally by providing an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules. Under certain circumstances, a beneficial owner of notes might be eligible for refunds or credits of such taxes.

Under the applicable U.S. Treasury Regulations, FATCA withholding generally will apply to all U.S.-source “withholdable payments” without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable income tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of the notes in respect of any amounts withheld under FATCA.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement, the underwriters named below, for whom J.P. Morgan Securities LLC is acting as representative, have severally agreed to purchase, and we have agreed to sell to them, severally, the principal amount of notes indicated below:

Name	Principal Amount of Notes
J.P. Morgan Securities LLC	$175,000,000
Wells Fargo Securities, LLC	140,000,000
Mitsubishi UFJ Securities (USA), Inc.	42,000,000
Scotia Capital (USA) Inc.	42,000,000
U.S. Bancorp Investments, Inc.	42,000,000
SMBC Nikko Securities America, Inc.	35,000,000
Credit Suisse Securities (USA) LLC	35,000,000
BMO Capital Markets Corp.	28,875,000
CIBC World Markets Corp.	28,875,000
Mizuho Securities USA Inc.	28,875,000
Goldman, Sachs & Co.	28,875,000
Fifth Third Securities, Inc.	24,500,000
SG Americas Securities, LLC	24,500,000
RBC Capital Markets, LLC	17,500,000
Barclays Capital Inc.	7,000,000

Total	$700,000,000

The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters are obligated to take and pay for all of the notes offered by this prospectus supplement if any are taken. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters initially propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to .375% percent of the principal amount of the notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to .25% percent of the principal amount of the notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell notes through certain of their affiliates.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The following table shows the underwriting discounts we will pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the notes).

	Per Note	Total
Underwriting discounts paid by us	1.25%	$8,750,000

We estimate that our expenses in connection with the sale of the notes, other than the underwriting discounts, will be approximately $1.7 million.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering of the notes, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The underwriters and their respective affiliates have provided, or may in the future provide, investment banking, commercial banking and other financial and advisory services to us or our subsidiaries and have received, or may in the future receive, customary fees and commissions for their services.

In addition, in the ordinary course of their business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve our or our subsidiaries securities and/or instruments. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates are likely to hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. Certain of the underwriters and/or their affiliates may hold some of our 2020 Notes, and in such capacity will receive a portion of the net proceeds of this offering. U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the Trustee.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this offering circular to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such notes may be made to the public in that Relevant Member State:

(a)	at any time to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the issuer for any such offer; or

(c)	at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Hong Kong

The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This offering circular has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this offering circular and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA ) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus supplement and the accompanying prospectus by referring you to publicly filed documents that contain the omitted information.

You may read and copy the information that we incorporate by reference in this prospectus supplement and the accompanying prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC’s EDGAR system. The SEC maintains a web site at www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information we later file with the SEC will automatically update and supersede earlier information. We incorporate by reference the following documents filed with the SEC by us and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering of the notes has been completed (except for information furnished to the SEC that is not deemed to be “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the year ended December 31, 2014;
•	Our Current Reports on Form 8-K filed on January 14, 2015, February 10, 2015 and March 3, 2015.

You may also request a copy of the information we incorporate by reference in this prospectus supplement and the accompanying prospectus (other than exhibits, unless the exhibits are specifically incorporated by reference) at no cost by writing or telephoning us at Newfield Exploration Company, 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, Attention: Stockholder Relations, Telephone (281) 210-5100.

Legal matters

Vinson & Elkins L.L.P., Houston, Texas, will pass upon the validity of the notes for us. Baker Botts L.L.P., Houston, Texas, will pass upon certain legal matters for the underwriters. Baker Botts L.L.P. has in the past represented us in matters unrelated to this offering.

Experts

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Glossary of oil and gas terms

The following is a description of the meanings of some terms generally used in the oil and gas industry.

when describing natural gas:	Mcf = thousand cubic feet

MMcf = million cubic feet

Bcf = billion cubic feet

Tcf = trillion cubic feet

when describing oil:	Bbl = barrel

MBbls = thousand barrels

MMBbls = million barrels

BOPD = barrels per day

when describing natural gas and oil together:	one barrel of oil = 6 Mcf of gas equivalent

BOE = barrel of oil equivalent

BOEPD = barrel of oil equivalent per day

Mcfe = thousand cubic feet equivalent

MMcfe = million cubic feet equivalent

MMcfe/d = million cubic feet equivalent per day

Bcfe = billion cubic feet equivalent

Tcfe = trillion cubic feet equivalent

Condensate.    Hydrocarbons which are in a gaseous state under reservoir conditions but which become liquid at the surface and may be recovered by conventional separators.

Liquids.    Crude oil and NGLs.

Liquids-rich.    Formations that contain crude oil or NGLs instead of, or as well as, natural gas.

Natural gas liquids.    Hydrocarbons found in natural gas which may be extracted as liquefied petroleum gas and natural gasoline.

Oil.    Crude oil, condensate and natural gas liquids.

Proved developed reserves.    In general, proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. The SEC provides a complete definition of developed oil and gas reserves in Rule 4-10(a)(6) of Regulation S-X.

Proved reserves.    Proved reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

Proved undeveloped reserves.    In general, proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. The SEC provides a complete definition of undeveloped oil and gas reserves in Rule 4-10(a)(31) of Regulation S-X.

Working interest.    The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production and requires the owner to pay a share of the costs of drilling and production operations.

Reserve and related information is presented consistent with the requirements of the Modernization of Oil and Gas Reporting rules released by the SEC on December 31, 2008. These revised rules require disclosing oil and gas proved reserves by significant geographic area when such reserves represent more than 15% of total proved reserves, using the 12-month average beginning-of-month commodity prices for the year unless contractual arrangements designate commodity prices, and expand the use of reliable technologies to establish reasonable certainty of the producibility of oil and gas reserves.

PROSPECTUS

Newfield Exploration Company 4 Waterway Square Place, Suite 100 The Woodlands, Texas 77380

Debt Securities, Common Stock and Preferred Stock

We offer and sell from time to time:

•	our debt securities;

•	shares of our common stock;

•	shares of our preferred stock; or

•	any combination of the foregoing.

This prospectus provides you with a general description of the securities that may be offered. Each time securities are sold, we will provide one or more supplements to this prospectus that contain more specific information about the offering and the terms of the securities. A supplement may also add to, update, supplement or clarify information contained in this prospectus. Securities may be sold for U.S. dollars, foreign currency or currency units.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.”

Investing in our securities involves certain risks. See “Risk Factors” on page 3 of this prospectus before making an investment in our securities.

We may offer and sell these securities to or through one or more underwriters, dealers or agents, or directly to investors, on a continuous or delayed basis.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 13, 2014.

Page

ABOUT THIS PROSPECTUS	1

WHERE YOU CAN FIND MORE INFORMATION	1

SAFE HARBOR AND CAUTIONARY STATEMENTS	2

NEWFIELD EXPLORATION COMPANY	3

RISK FACTORS	3

USE OF PROCEEDS	3

RATIOS OF EARNINGS TO FIXED CHARGES	4

DESCRIPTION OF DEBT SECURITIES	5

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK	11

PLAN OF DISTRIBUTION	14

LEGAL OPINIONS	16

EXPERTS	16

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus and, if applicable, a pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement and any pricing supplement may also add, update or change information contained in this prospectus. You should read this prospectus, the prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information” below.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, statements or other information at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

As noted above, we have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits filed as part of the registration statement. You can review and copy the registration statement and its exhibits at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits, is also available on the SEC’s website.

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” Our reports, proxy statements and other information may be read and copied at the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to certain of those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file with the SEC after the date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (other than information furnished to, and not filed with, the SEC under applicable SEC rules) until we sell all of the securities or until we terminate this offering:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2013;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•	Current Reports on Form 8-K filed on February 10, 2014, February 11, 2014, February 14, 2014 (excluding Item 7.01), February 19, 2014 and May 13, 2014; and

•	the description of our common stock filed as Exhibit 99.1 to our Form S-3 registration statement filed on August 10, 2011.

You may request a copy of these filings, except exhibits to such documents unless those exhibits are specifically incorporated by reference into this prospectus, at no cost, by writing or telephoning us at:

Newfield Exploration Company

Attention: Stockholder Relations

4 Waterway Square Place, Suite 100

The Woodlands, Texas 77380

(281) 210-5100

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement or any pricing supplement. We have not authorized anyone else to provide you with different or additional information. You should not assume that the information in this prospectus or any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of those documents.

SAFE HARBOR AND CAUTIONARY STATEMENTS

This prospectus, any accompanying prospectus supplement and the documents we incorporate by reference may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Examples include discussions as to our expectations, beliefs, plans, goals, objectives and future financial or other performance. These statements, by their nature, involve estimates, projections, forecasts and uncertainties that could cause actual results or outcomes to differ substantially from those expressed in the forward-looking statements. Factors that could cause actual results to differ from those in the forward-looking statements may accompany the statements themselves; generally applicable factors that could cause actual results or outcomes to differ from those expressed in the forward-looking statements will be discussed in our reports on Forms 10-K, 10-Q and 8-K incorporated by reference herein and in any prospectus supplements.

By making forward-looking statements, we are not intending to become obligated to publicly update or revise any forward-looking statements whether as a result of new information, future events or other changes. Readers are cautioned not to place undue reliance on any forward-looking statement, which speaks only as of the date on which such statement was made.

NEWFIELD EXPLORATION COMPANY

We are an independent energy company engaged in the exploration, development and production of crude oil, natural gas and natural gas liquids. We are focused on North American resource plays and our principal areas of operation include the Mid-Continent, the Rocky Mountains and the onshore Gulf Coast.

Our executive offices are located at 4 Waterway Square Place, Suite 100, The Woodlands, Texas 77380, and our telephone number is (281) 210-5100. We maintain a website on the Internet at http://www.newfield.com. However, the information on our website is not part of this prospectus.

RISK FACTORS

Investing in our securities involves certain risks. You are urged to read and consider risk factors relating to our business and an investment in our securities as described from time to time in our Annual Reports on Form 10-K, as may be updated from time to time in our Quarterly Reports on Form 10-Q and other filings with the SEC, each as incorporated by reference in this prospectus. Before making an investment decision, you should carefully consider these risks, as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones we face. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us. The prospectus supplement applicable to each type or series of securities we offer will contain a discussion of additional risks applicable to an investment in us and the particular type of securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Except as may otherwise be described in an accompanying prospectus supplement, the net proceeds from the sale of the securities offered pursuant to this prospectus and any accompanying prospectus supplement will be used for general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of the offering and will be described in an accompanying prospectus supplement. Pending the application of the proceeds, we expect to invest the net proceeds in U.S. treasury notes, Eurodollar time deposits and money-market funds.

RATIOS OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings (loss) consist of income (loss) from continuing operations before income taxes plus fixed charges (excluding capitalized interest), and fixed charges consist of interest (both expensed and capitalized) and the estimated interest component of rent expense.

The ratio of earnings to fixed charges presented below shall also serve to represent the ratio of preference dividends to earnings.

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

For the Six Months Ended June 30, 2014	For the Year Ended December 31,
	2013	2012		2011	2010	2009
0.9x	1.6x	—	(1)	4.0x	4.7x	—	(1)

(1)	Earnings for 2009 and 2012 were insufficient to cover fixed charges by $1.1 billion and $1.5 billion, respectively, due to non-cash charges of $1.3 billion and $1.5 billion, respectively, associated with ceiling test writedowns.

DESCRIPTION OF DEBT SECURITIES

Any debt securities issued using this prospectus will be our direct unsecured general obligations. The debt securities may be issued from time to time in one or more series. The particular terms of each series that is offered will be described in one or more prospectus supplements accompanying this prospectus. The debt securities will be either senior debt securities or subordinated debt securities. Any senior debt securities will be issued under the senior indenture dated as of February 28, 2001 between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. Subordinated debt securities will be issued under the subordinated indenture dated as of December 10, 2001 between us and U.S. Bank National Association (as successor to Wachovia Bank, National Association (formerly First Union National Bank)), as trustee. We have filed the senior indenture and the subordinated indenture as exhibits to the registration statement. We have summarized selected provisions of these indentures below. The summary is not complete. You should read the indentures for provisions that may be important to you.

General

The indentures provide that debt securities in separate series may be issued from time to time without limitation as to aggregate principal amount. We may specify a maximum aggregate principal amount for any series of debt securities. We will determine the terms and conditions of any series of debt securities, including the maturity, principal and interest, but those terms must be consistent with the applicable indenture. The terms and conditions of a particular series of debt securities will be set forth in a supplemental indenture or in a resolution of our board of directors.

Senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. Subordinated debt securities will be subordinated in right of payment to the prior payment in full of all or some of our senior debt as described under “— Subordinated Debt Securities.”

A prospectus supplement relating to any series of debt securities being offered will include specific terms related to that offering, including the price or prices at which the debt securities will be issued. These terms will also include some or all of the following, among other things:

•	the title of the debt securities;

•	with respect to subordinated debt securities, any addition to or change in the subordination provisions set forth in the subordinated indenture;

•	the total principal amount of the debt securities;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate and interest payment dates for the debt securities;

•	if such debt securities will be guaranteed by our subsidiary guarantors, any additional terms relating to such guarantees;

•	any change in (including the elimination of the applicability of) the provisions set forth in the applicable indenture that provide the terms upon which the debt securities may be redeemed at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	any change in (including the elimination of the applicability of) the defeasance provisions set forth in the applicable indenture;

•	any addition to or change in the events of default set forth in the applicable indenture;

•	if convertible into our common stock or any of our other securities, the terms upon which such debt securities are convertible;

•	an addition to or change in the covenants set forth in the applicable indenture; and

•	any other terms of the debt securities.

A prospectus supplement may also add to, change or eliminate any of the provisions of the applicable indenture with respect to one or more series of debt securities so long as such additions, changes or eliminations are not applicable to, and do not modify the rights relating to the provision of holders of, any debt securities of a series created before the supplemental indenture was executed that was entitled to the benefit of such provision.

If so provided in an applicable prospectus supplement, we may issue debt securities at a discount below their principal amount and may pay less than the entire principal amount of debt securities upon declaration of acceleration of their maturity. An applicable prospectus supplement will describe all material U.S. federal income tax, accounting and other considerations applicable to debt securities issued with original issue discount.

Senior Debt Securities

Senior debt securities will be our unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. Senior debt securities will, however, be subordinated in right of payment to all our secured indebtedness to the extent of the value of the assets securing such indebtedness. Unless otherwise specified in an applicable prospectus supplement, there will be no limit on:

•	the amount of additional indebtedness that may rank equally with the senior debt securities; or

•	the amount of indebtedness, secured or otherwise, that may be incurred, or preferred stock that may be issued, by any of our subsidiaries.

Subordinated Debt Securities

Under the subordinated indenture, payment of the principal of and interest and any premium on subordinated debt securities will generally be subordinated in right of payment to the prior payment in full of all of our senior debt, including any senior debt securities. A prospectus supplement relating to a particular series of subordinated debt securities will summarize the subordination provisions applicable to that series, including:

•	the applicability and effect of such provisions to and on any payment or distribution of our assets to creditors upon any liquidation, bankruptcy, insolvency or similar proceedings;

•	the applicability and effect of such provisions upon specified defaults with respect to senior debt, including the circumstances under which and the periods in which we will be prohibited from making payments on subordinated debt securities; and

•	the definition of “senior debt” applicable to the subordinated debt securities of that series.

The failure to make any payment on any of the subordinated debt securities because of the subordination provisions of the subordinated indenture will not prevent the occurrence of an event of default under the subordinated debt securities.

Redemption

A series of debt securities will be redeemable, at our option, at any time in whole, or from time to time in part, as specified in a prospectus supplement applicable to a series of debt securities.

Debt securities called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of the debt securities to be redeemed at its registered address. The notice of redemption for the debt securities will state, among other things, the amount of debt securities to be redeemed (if less than all of the outstanding debt securities of the series is being redeemed), the redemption date, the redemption price and the place(s) that payment will be made upon presentation and surrender of debt securities to be redeemed. Unless we default in payment of the redemption price and accrued interest, interest will cease to accrue on any debt securities that have been called for redemption at the redemption date. If less than all the debt securities of a series are redeemed at any time, the trustee will select the debt securities to be redeemed by the method the trustee deems fair and appropriate.

Satisfaction and Discharge

The applicable indenture will be satisfied and discharged (other than certain provisions relating to the trustee) if all debt securities issued under such indenture have either been delivered to the trustee for cancellation, or have become or will become within one year, due and payable or called for redemption, and we have delivered to the trustee sufficient funds to pay and discharge the principal, interest and any premium on such debt securities.

Defeasance and Covenant Defeasance

The indentures provide that we may elect either to be discharged from our obligations on the debt securities of any series at any time (except for, among other things, obligations to register the transfer or exchange of the debt securities, to replace lost, stolen or mutilated debt securities, to maintain an office or agency with respect to the debt securities and to hold moneys for payment in trust), or to be released from our obligations under certain covenants and certain other obligations described in the applicable indenture or a supplemental indenture without any liability, if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due on the stated maturity date of the debt securities of that series. The indentures require as a condition to defeasance that we deliver to the trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and defeasance.

Covenants

Under the indentures, we will be required to, among other things:

•	pay the principal, interest and any premium on the debt securities when due;

•	maintain a place of payment;

•	deliver an officer’s certificate to the applicable trustee within 120 days after the end of each fiscal year confirming our compliance with our obligations under the applicable indenture; and

•	deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Any additional covenants will be described in an accompanying prospectus supplement.

Events of Default

Unless otherwise specified in an accompanying prospectus supplement, each of the following will constitute an event of default under the indentures with respect to a series of debt securities:

•	default by us for 30 days in payment when due of any interest on any debt securities of such series;

•	default by us in any payment at maturity of principal of or any premium on any debt securities of such series;

•	default by us in the deposit of any sinking fund payment, when and as due by the terms of any debt securities of such series;

•	default by us in performance or breach of any other covenant or warranty applicable to such series of debt securities that has not been remedied within 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of the series of debt securities then outstanding; or

•	certain events involving bankruptcy, insolvency or reorganization of us or any restricted subsidiary.

If an event of default (other than as a result of bankruptcy, insolvency or reorganization) for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the principal amount of the debt securities of that series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) to be due and payable immediately. If an event of default results from bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of a series (or such portion of the principal amount of such debt securities as may be specified in an accompanying prospectus supplement) will automatically become immediately due and payable. If an acceleration occurs, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can rescind the acceleration.

The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest or sinking fund payments) if it determines the withholding of notice to be in the best interests of the holders. Other than its duties in the case of an event of default, a trustee is not obligated to exercise any of its rights or powers under the applicable indenture at the request of any of the holders, unless the holders offer the trustee reasonable indemnity and certain other conditions are satisfied. Subject to indemnification of the trustee and the satisfaction of certain other conditions, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

The holders of debt securities of any series will not have any right to institute any proceeding with respect to the applicable indenture, unless:

•	the holder has given written notice to the trustee of an event of default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holder or holders have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee fails to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer of indemnity.

These limitations do not apply, however, to a suit instituted by a holder of a debt security for the enforcement of payment of the principal of and interest or premium on such debt security on or after the applicable due date specified in such debt security.

Under each indenture, we are or will be required to furnish to the trustee annually within 120 days of the end of each fiscal year a statement by certain of our officers as to whether or not we are in default in the performance of any of the terms of the applicable indenture.

Conversion Rights

Unless otherwise specified in an accompanying prospectus supplement, debt securities will not be convertible into other securities. If a particular series of debt securities may be converted into other securities, that conversion will be according to the terms and conditions contained in an accompanying prospectus supplement. These terms will include the conversion price, the conversion period, provisions as to whether conversion will be mandatory, at the option of the holders of such series of debt securities or at our option, the events requiring an adjustment of the conversion price and provisions affecting conversion if such series of debt securities is called for redemption.

Payment and Transfer

Unless otherwise indicated in an accompanying prospectus supplement, the debt securities of a series may be initially issued only in book-entry form represented by one or more global notes initially registered in the name of Cede & Co., as nominee of The Depository Trust Company (often referred to as DTC), or such other name as may be requested by an authorized representative of DTC, and deposited with DTC. Unless otherwise indicated in an accompanying prospectus supplement, debt securities will be issued in denominations of $1,000 each or multiples thereof.

Unless otherwise indicated in an accompanying prospectus supplement, beneficial interests in debt securities in global form will be shown on, and transfers of interests in debt securities in global form will be made only through, records maintained by DTC and its participants. Debt securities in definitive form, if any, may be registered, exchanged or transferred at the office or agency maintained by us for such purpose (which initially will be the corporate trust office of the trustee located at 5555 San Felipe, Suite 1150, Houston, Texas 77056).

Unless otherwise indicated in an accompanying prospectus supplement, no global security may be exchanged in whole or in part for debt securities registered in the name of any person other than the depositary for such global security or any nominee of such depositary unless:

•	the depositary is unwilling or unable to continue as depositary or has ceased to be a clearing agency registered under the Exchange Act;

•	an event of default has occurred and is continuing; or

•	as otherwise provided in an accompanying prospectus supplement.

Unless otherwise indicated in an accompanying prospectus supplement, payment of principal of and premium, if any, and interest on debt securities in global form registered in the name of or held by DTC or its nominee will be made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such global debt security. However, if any of the debt securities of such series are no longer represented by global debt securities, payment of interest on such debt securities in definitive form may, at our option, be made at the corporate trust office of the trustee or by check mailed directly to registered holders at their registered addresses or by wire transfer to an account designated by a registered holder.

No service charge will apply to any registration of transfer or exchange of debt securities, but we may require payment of a sum sufficient to cover any applicable transfer tax or other similar governmental charge.

If debt securities of any series are to be redeemed in part, we are not required to transfer or exchange any debt securities of such series selected for redemption for a period of 15 days before the mailing of the notice of redemption. In addition, we are not required to transfer or exchange any debt security selected for redemption.

Consolidation, Merger and Sale of Assets

We may consolidate with or merge into, or sell or lease substantially all of our properties to any person if, among other things:

•	the successor person (if any) is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and expressly assumes by supplemental indenture all of our obligations on the debt securities and under the applicable indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, will have occurred and be continuing; and

•	any other conditions (if any) specified in an accompanying prospectus supplement are met.

When the conditions are satisfied, the successor will succeed to and be substituted for us under the applicable indenture, and, except in the case of a lease, we will be relieved of our obligations under the applicable indenture and the debt securities issued under it.

Modification and Waiver

Under each indenture, subject to certain exceptions, our rights and obligations and the rights of holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent.

The holders of a majority of the outstanding debt securities of a series under the applicable indenture with respect to which a default has occurred and is continuing may waive a default for such series, except a default in the payment of principal or interest, or any premium, on any debt securities or a default with respect to a covenant or provision which cannot be amended or modified without the consent of the holder of each outstanding debt security of the series affected.

Governing Law

The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association (as successor to Wachovia Bank, National Association) is the trustee under our senior indenture and our subordinated indenture. U.S. Bank is also a lender under our credit arrangements and U.S. Bancorp Equipment Finance, Inc., a subsidiary of U.S. Bank, is the lessor under our master equipment finance lease agreement.

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

Pursuant to our certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of July 28, 2014, we had 136,653,324 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock

Our common stock is listed on the New York Stock Exchange under the symbol “NFX.” Our common stockholders are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of our common stockholders. Our common stockholders do not have cumulative voting rights.

Our common stockholders are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. Dividends on our common stock are, however, subject to any preferential dividend rights of outstanding preferred stock. We do not intend to pay cash dividends on our common stock in the foreseeable future. Upon our liquidation, dissolution or winding up, our common stockholders are entitled to receive ratably our net assets available after payment of all of our debts and other liabilities. Any payment is, however, subject to the prior rights of any outstanding preferred stock. Our common stockholders do not have any preemptive, subscription, redemption or conversion rights.

All outstanding shares of our common stock are fully paid and non-assessable, and any additional common stock we may issue will, when issued, be fully paid and non-assessable. Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

Preferred Stock

The following summary describes certain general terms of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific terms of the preferred stock will be described in an accompanying prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;

•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;

•	the liquidation preference of the preferred stock;

•	the voting rights of the preferred stock;

•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;

•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and

•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

Our certificate of incorporation allows our board of directors to issue preferred stock from time to time in one or more series, without any action being taken by our stockholders. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of a series of our preferred stock, and establish their terms. These terms may include:

•	voting powers;

•	designations;

•	preferences;

•	dividend rights;

•	dividend rates;

•	terms of redemption;

•	redemption process;

•	conversion rights; and

•	any other terms permitted to be established by our certificate of incorporation and by applicable law.

The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and bylaws may encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts.

Stockholder Action by Written Consent. Under the Delaware General Corporation Law, unless the certificate of incorporation of a corporation specifies otherwise, any action that could be taken by stockholders at an annual or special meeting may be taken without a meeting and without prior notice to or a vote of other stockholders if a consent in writing is signed by the holders of outstanding stock having voting power that would be sufficient to take such action at a meeting at which all outstanding shares were present and voted. Our certificate of incorporation and bylaws provide that stockholder action may be taken in writing by the consent of holders of not less than 66  2⁄3% of the outstanding shares entitled to vote at a meeting of stockholders. As a result, stockholders may not act upon any matter except at a duly called meeting or by the written consent of holders of 66  2⁄3% or more of the outstanding shares entitled to vote.

Supermajority Vote Required for Certain Transactions. The affirmative vote of the holders of at least 66  2⁄3% of the outstanding shares of common stock is required to approve any merger or consolidation of our company or any sale or transfer of all or substantially all of our assets.

Blank Check Preferred Stock. Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting, redemption, conversion and other rights relating to such preferred stock and can issue such stock in either a private or public transaction. The issuance of preferred stock, while providing desired flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common stock and the likelihood that holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of our company.

Business Combinations under Delaware Law. We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law. Section 203 prevents an interested stockholder (i.e., a person who owns 15% or more of our outstanding voting stock) from engaging in certain business combinations with our company for three years following the date that the person became an interested stockholder. These restrictions do not apply if:

•	before the person became an interested stockholder, our board of directors approved either the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our outstanding voting stock at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), shares owned by directors who are also officers and shares owned by certain employee stock plans; or

•	following the transaction in which the person became an interested stockholder, the business combination is approved by both our board of directors and the holders of at least 66 2⁄3% of our outstanding voting stock not owned by the interested stockholder.

Limitation of Liability of Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors’ fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission.

Our certificate of incorporation limits the liability of our directors to our company and our stockholders for breach of fiduciary duty to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty in such capacity, except for liability:

•	for any breach of the director’s duty of loyalty to our company or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

The inclusion of this provision in our certificate of incorporation may reduce the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might have otherwise benefited our company and our stockholders. In addition, both our certificate of incorporation and bylaws provide indemnification to our officers and directors and certain other persons with respect to certain matters to the maximum extent allowed by Delaware law as it exists now or may hereafter be amended. These provisions do not alter the liability of officers and directors under federal securities laws and do not affect the right to sue, nor to recover monetary damages, under federal securities laws for violations thereof.

PLAN OF DISTRIBUTION

We may sell the offered securities:

•	to or through underwriters;

•	through dealers;

•	through agents; or

•	directly to one or more purchasers, including existing stockholders in a rights offering.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to prevailing market prices; or

•	negotiated prices.

By Underwriters

If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. Unless indicated in an accompanying prospectus supplement, the underwriters must purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

In order to facilitate the offering of the offered securities, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of these securities or any other securities the prices of which may be used to determine payments on these securities. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the securities for their own accounts. In addition, to cover over-allotments or to stabilize the price of the securities or of any other securities, the underwriters may bid for, and purchase, the securities or any other securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

By Dealers

If a dealer is used in the sale, we will sell such offered securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale.

By Agents

Offered securities may also be sold through agents designated by us. Unless indicated in an accompanying prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

Direct Sales; Rights Offerings

Offered securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may sell offered securities upon the exercise of rights that may be issued to our securityholders.

At-the-Market Offerings

We may engage in at-the-market offerings to or through a market maker or into an existing trading market, on an exchange or otherwise, in accordance with Rule 415(a)(4) of the Securities Act. An at-the-market offering may be through an underwriter or underwriters acting as principal or agent for us.

Remarketing

We may offer and sell securities, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms referred to as remarketing firms, acting as principals for their own accounts or as our agents. Any remarketing firm will be identified and the terms of its agreement, if any, with us, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters under the Securities Act in connection with the securities they remarket.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement so indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and will be identified in the applicable prospectus supplement.

Delayed Delivery Arrangements

We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase offered securities providing for payment and delivery on a future date specified in an accompanying prospectus supplement. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers under such delayed delivery and payment arrangements will be subject to the condition that the purchase of the offered securities will not at the time of delivery be prohibited under applicable law. The underwriters and such agents will not have any responsibility with respect to the validity or performance of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of offered securities may be underwriters as defined in the Securities Act and any discounts or commissions received by them from us and any profit on the resale of the offered securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in an accompanying prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

LEGAL OPINIONS

The validity of the securities offered by this prospectus will be passed upon by McGuireWoods LLP. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.